St. Laurent Paperboard Inc.


MISSION: INPACKAGING

Turning strategy into results

1999 ANNUAL REPORT



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Mission

St. Laurent Paperboard Inc. is a customer-driven producer of innovative, high-quality, value-added packaging products. We are dedicated to the creation of stakeholder value through a focused entrepreneurial management style and performance-driven employees.

VALUES

- As a customer-driven company, we supply high-quality products supported by strong technical expertise.
- As an entrepreneurial organization, we maintain a culture that promotes the ingenuity and participation of employees.
- As a performance-oriented company, we deliver added value to our customers and shareholders.
- As a responsible corporate citizen, we provide a safe working environment, we are respectful of the environment and we manage our fibre base for sustainable development.

Corporate Profile

St. Laurent Paperboard is a major North American producer of high-quality, value-added paperboard products and innovative solutions. The Company has more than 4,500 employees serving a diverse customer base in North America and selected international markets.

The Company's four primary mills produce white top linerboard, solid bleached foodboard, solid bleached linerboard, unbleached kraft linerboard, as well as regular, lightweight and featherweight corrugating medium. In 2000, a new line of coated white top linerboard will be produced, thus consolidating St. Laurent Paperboard's dominant position in high-quality value-added white graphic grades.

Some 17 packaging facilities with superior design capabilities convert the board produced at our primary mills into numerous innovative packaging solutions, such as corrugated containers, litho-labelled and direct-printed retail packaging, point-of-purchase displays, protective packaging, post-print and other specialty packaging products, cup stock, bacon board and mill wrap. In addition, packaging products include microfluted sheets and packaging.

The Company owns approximately 396,000 hectares of woodlands located in the St. Maurice region north of its La Tuque mill and has annual timber cutting rights on Crown lands accessible from its La Tuque mill of up to 300,000 cubic metres of residual hardwood per year.

Common shares of St. Laurent Paperboard are traded on the Toronto (SPI) and New York (SLW) stock exchanges.

Table of Contents

* In this report, unless stated otherwise, all dollar amounts are expressed in US dollars and weight measures are in short tons.



St. Laurent Paperboard Inc.
CANADA
UNITED STATES
Matane
La Tuque
Thunder Bay
Montréal
Burlington
Toronto
Pickering
Springfield
Canton
Braintree
Mansfield
East Longmeadow
North Tonawanda
Adams
Milwaukee
Gilroy
Columbus
Baltimore
Milford
Princess Anne
Pocomoke City
West Point
Roanoke
Richmond
Greensboro
Keysville
Latta
CORPORATE STRUCTURE
St. Laurent Paperboard Inc.
Thunder Bay Packaging Inc.
St. Laurent Display and Packaging Corp.
St. Laurent Paperboard (U.S.) Inc.
Eastern Container Corp.
Innovative Packaging Corp. (85%)
NextPak.com Corp.
St. Laurent Paperboard Corp.
St. Laurent Paper Products Corp.
St. Laurent Forest Products Corp.
St. Laurent Packaging Corp.
GrafX Packaging Corp. (85%)
LEGEND
Head Office
Corporate Office
Primary Mill
Packaging Facility
Sheet Plant – Sheet Feeder
Woodlands
Forest Products Management Office
Recycled Fibre Supply
Sawmill
Chip Mill
Lumber Reprocessing Facility
e-commerce Business
Under construction

Financial Situation

(in thousands of US dollars, except per share amounts)

	1999	1998
Financial Results		
Net sales	**915,797**	791,907
Cost of sales	**711,030**	665,102
Operating earnings (loss)	**75,093**	(1,500)
Net earnings (loss) attributable to common shares	**38,337**	(23,263)
Cash provided by operations	**144,960**	35,399
Financial Position		
Total assets	**1,155,543**	1,050,413
Long-term debt	**338,206**	356,455
Shareholders' equity	**615,985**	576,111
Per Common Share		
Net earnings (loss)	**0.78**	(0.47)
Cash provided by operations	**2.94**	0.72
Weighted average number of outstanding common shares (in thousands)	**49,328**	49,124

Growing in value-added paperboard products

Net Sales

(in millions of US dollars)


1,000
750
500
250
0
1994 1995 1996 1997 1998 1999

Operating Earnings (Loss)

(in millions of US dollars)


100
80
60
40
20
0
-20
1994 1995 1996 1997 1998 1999

Earnings per Share

(in US dollars)


4.0
3.0
2.0
1.0
0
-1.0
1994 1995 1996 1997 1998 1999

Primary Shipments by Product

(in thousands of short tons)


1,500
1,250
1,000
750
500
250
0
1994 1995 1996 1997 1998 1999
Market Pulp
Kraft Linerboard/Paper
Corrugating Medium
White Top Linerboard
SBL & Foodboard

Packaging Production Cut-Up Volumes

(in thousands of short tons)


500
400
300
200
100
0
1994 1995 1996 1997 1998 1999



Raymond R. Pinard
Chairman of the Board

Jay J. Gurandiano
President and Chief Executive Officer

Turning Strategy into Results

For St. Laurent Paperboard, 1999 was an eventful year. For one thing, it marked the Company's fifth anniversary, characterizing a proud history of growth and success. Since its inception in June 1994, St. Laurent Paperboard has substantially increased its presence in North America and selected international markets through a number of strategic acquisitions and initiatives. Today, St. Laurent Paperboard stands as a major producer, supplier and converter of high-quality, value-added paperboard and packaging products, with a workforce of more than 4,500 employees and some $1.155 billion in assets.

Throughout the past five years, we have remained focused on our business strategy: strengthening our market leadership position through vertical integration, increased cost-competitiveness and higher value-added premium niche products. This, we can assure you, will continue to be our strategy for the years to come.

In the past three years, St. Laurent Paperboard's strategic initiatives to further increase its higher-margin, value-added paperboard and packaging production have mainly taken place in the United States. With more than 60% of our assets in the US and 80% of our sales denominated in US dollars, we have established a strong presence in the US market that we hope to further expand. In 1999, the listing of our shares on the New York Stock Exchange represented an important strategic step towards achieving our growth objectives in the United States. It also demonstrated our commitment to the financial markets and our customers. Ultimately, the listing will increase the visibility of St. Laurent Paperboard, improve liquidity and provide the Company with greater access to sources of capital.

St. Laurent Paperboard's initiatives, such as our productivity and profitability improvements, cost reductions and synergy enhancement, are beginning to "pay off" in concrete measurable terms. All of our strategic initiatives in 1999, combined with improved market conditions, led to strong financial results for St. Laurent Paperboard. Indeed, the Company saw tremendous improvement in revenues, operating earnings and earnings per share over the past 12 months.

Excellent financial results

For the year ended December 31, 1999, the Company reported net earnings of $38.3 million, or $0.78 per share, on net sales of $915.8 million, compared to a net loss of $23.3 million, or $0.47 per share, on net sales of $791.9 million for 1998.

Net sales & shipments

Net sales amounted to $915.8 million in 1999, compared to $791.9 million for the previous year, an increase of $123.9 million. This increase is mainly attributable to selling price increases and shipment improvements for our products, and to businesses acquired in 1999. Shipments from our primary mills to third parties increased by 46,000 tons or 3.6% in spite of the permanent shutdown of the West Point mill's pulp machine at the end of 1998. On the converting side, volume increase resulting from our existing facilities was approximately 400,000 MSF, an improvement of 8.5% over 1998. Volume increase resulting from the facilities acquired in 1999 was 383,000 MSF. The sawmills and lumber re-manufacturing facility, acquired in August 1999, increased net sales by $10.5 million.

Net price realizations

Net price realizations in 1999 increased by 4.9% for our containerboard products, while the increase was close to 3.3% for our corrugated products. Net price realizations for liquid and food packaging products decreased slightly during 1999 compared to 1998.

Capital expenditures

In 1999, capital expenditures were $57.1 million compared to $49.2 million for 1998. The increase in capital expenditures is attributable to "top priority" projects currently under way at St. Laurent Paperboard.

Key Financial Results

(In millions of US dollars)	**1999**	1998
Net sales	**$915.8**	$791.9
EBITDA	**$142.1**	$74.9
EBITDA margin – %	**15.5%**	9.5%
Operating earnings (loss)	**$75.1**	($1.5)
Net earnings (loss)	**$38.3**	($23.3)
Earnings per share	**$0.78**	($0.47)

"Our strategic focus has not only led to an excellent year in results, but has also set the stage for continued profitable growth."

JAY J. GURANDIANO



Eastern Container Corporation & Castle Rock Container
The acquisitions of Eastern Container Corporation and Castle Rock Container will allow St. Laurent Paperboard to further its strategic objective of focusing on value-added quality niche packaging solutions.

Strategic Continuity… Strategic Results

Since the inception of St. Laurent Paperboard in 1994, four strategic business objectives have influenced our results:

1. **To focus on higher value-added, higher margin niche products.**
2. **To be a low cost producer.**
3. **To offer our customers superior service, as well as quality products backed by strong technical expertise.**
4. **To maximize shareholder value.**

> ***"Our strategic initiatives to further increase our higher-margin, value-added paperboard and packaging production have strengthened our presence in North America."***
>
> JAY J. GURANDIANO

Poised for growth

The strength of St. Laurent Paperboard's performance in 1999 reinforced the Company's position as a key player with a distinctive profile in the North American containerboard industry. We are confident that we will continue to grow, expanding into new markets in North America and abroad.

Behind St. Laurent Paperboard's tremendous growth in 1999 is $70.4 million in business acquisitions and other major initiatives undertaken to increase production of higher-margin, value-added products and raise the integration level of our operations:

Two major projects at the La Tuque mill. The first project involves the conversion of up to 50,000 tons of existing white top linerboard production capacity into coated white top linerboard, which will offer greater added value through enhanced surface quality characteristics and printability. The second project involves the modernization of the fibre receiving and handling area.

Acquisition of Eastern Container and Castle Rock Container, which will increase the consumption of value-added white grades produced at our primary mills.

Investment in two new greenfield facilities. GrafX Packaging, Columbus, Ohio, new sheet plant underlines our focus on increasing our integration levels with innovative, high-end packaging operations that complement our primary product base. This sheet plant started commercial production in December 1999. In addition, the Company invested in a second sheet feeder, located in Gilroy, California, where commercial production is scheduled for the third quarter of 2000.

Investment in a new graphics packaging facility in Pickering, Ontario, which will allow the Company to upgrade its product mix towards higher value-added packaging.

Expansion of our specialty packaging and display facility in Latta, South Carolina, which enables us to meet customers' display and point-of-purchase packaging needs.

Purchase of Chesapeake Corporation's building products business, which will help St. Laurent Paperboard to deliver high-quality, lower-cost fibre to our West Point mill, improving its competitiveness.

Start-up of an e-commerce company, our newest subsidiary, which will offer "e-tailers" fully integrated packaging services and solutions derived from our wide range of products and services, and alliance partners.

Growth at the right cost

St. Laurent Paperboard had a profitable year in 1999, fulfilling its commitment to improve margins and increase shareholder value. Despite rising OCC (old corrugated container) prices, St. Laurent Paperboard realized significant savings.

Strategic Integration

(1999 cut-up volumes/actual paperboard production)


Owned Liquid & Food Packaging Facility 4%
Chesapeake Agreement 10%
Owned Converting Facilities 33%
Arm's Length Converting 53%

1999 Integration Level: 47%
Long-term Objective: 60% to 70%

A Proud History

From 1994 to 1995, St. Laurent Paperboard has grown steadily to become a major producer of high-quality, value-added paperboard substrates and packaging solutions. At the same time, it has become the leading producer of white top linerboard in North America.

1994
Employees: 1,400
Net Sales: US$159 million
Assets: US$283 million
Primary Mills: 2 (La Tuque & Matane, Quebec)
Converting Facilities: 3 (Burlington & Markham, Ontario; Montreal, Quebec)
Freehold 396,000 hectares (Quebec)

1995
Acquisitions
-June 1995: Thunder Bay Primary Mill (Ontario)





1999

Employees: 4,500
Net Sales: US$915 million
Assets: US$1,155 million
Primary Mills: 4
Converting Facilities: 17
Freehold: 396,000 hectares (Quebec)
Acquisitions
-January & November 1999: Eastern Container Corporation (49% & 51%) (Massachusetts)
-May 1999: Castle Rock Container (Wisconsin)
-July 1999: Forest Products Facilities (Virginia & Maryland)
-December 1999: The Kimball Companies (Massachusetts)
New R&D Centre
-February 1999: Marketing Technical Centre (Virginia)
Start-Up
-Fall 1999: GrafX Packaging Corp. (Ohio) (New Microfluting Sheet Plant)

1998

1997

Acquisitions
-May 1997: West Point Primary Mill (Virginia)
-May 1997: Chip Mill, Sawmill & Forest Products (Virginia)
-May 1997: Baltimore Packaging Facility (Maryland)
-May 1997: North Tonawanda Packaging Facility (New York)
-May 1997: Richmond Packaging Facility (Virginia)
-May 1997: Roanoke Packaging Facility (Virginia)
Start-Up
-December 1997: Innovative Packaging Corp. (Wisconsin) (New Microfluting Sheet Feeding Facility)



1996

Acquisitions
-January 1996: Janwin Packaging (Ontario)
-July 1996: Latta Packaging Facility (South Carolina)
-September 1996: St. Leonard Packaging Facility (Quebec)

Factors that contributed to St. Laurent Paperboard's cost reductions included the following:

- Supply Chain Management (SCM) – In its first year of implementation, SCM has become an important strategic initiative that is aimed at reducing costs and optimizing efficiency in purchasing, transportation, warehousing and logistics. In 1999, the Company started to look at various supply streams, generating annual savings of more than $1 million. This is only the beginning. When fully implemented, the SCM process is expected to result in substantial savings each year, considering the extent of the Company's purchasing needs. Our target for 2000 is $10 million.
- Cost reductions – A series of cost reduction initiatives, including basis weight control, extended clothing life, high-yield cooking and starch reduction, allowed St. Laurent Paperboard to post an improvement in profitability of some $7 million.
- Synergy enhancement – Continuing efforts in the realization of synergies, such as secondary fibre cost reduction and freight optimization, between our facilities translated into savings of some $18 million.
- Process improvements – Process improvements, such as the conversion of an acid to an alkaline papermaking process at both the La Tuque and West Point mills, as well as increasing the sheet formation and strength of our containerboard products, translated into savings estimated at $3 million for 1999.
- West Point mill's restructuring project – Initiated in 1998 and scheduled to be completed in 2001, this project translated into recurring savings estimated at $15 million for 1999.

Significant Savings

	Savings (in millions of $)	
Project	**1999**	**Cumulative**
Supply Chain Management (SCM)	$1.0	$1.0
Cost reductions	$2.0	$7.0
Synergy enhancement	$2.0	$18.0
Process improvements	$3.0	$3.0
West Point mill's restructuring project	$15.0	$15.0

A re-focused sales & marketing strategy

Maintaining a dynamic environment has always been one of the most important strategic initiatives in and around St. Laurent Paperboard.

In 1999, reorganization of our containerboard Sales and Marketing department provided the ideal environment for better serving our customers and exploring new sales opportunities. Over the past 12 months, we have realigned our Sales and Marketing structure to achieve greater customer focus. New groups in this department were created to strengthen marketing and sales capabilities for specific product segments. Our goal is to leverage our technology and capacities to provide our customers in North America and selected international markets with a broader line of higher-margin, value-added products and services.

With the reorganization of St. Laurent Paperboard's Sales and Marketing Department, we hope to ultimately increase our share of value-added sales of high-quality paperboard substrates and packaging solutions.

Sustainable development

St. Laurent Paperboard has also taken significant steps to protect the environment outside its doors. Since its inception in 1994, the Company has made environmental protection a top priority and an essential element of plant management. Our facilities are operated with constant attention to reduction or elimination of environmental impacts.

In 1999, our four primary mills continued to improve their effluent quality. By the end of the year, we saw reductions of 15.4% in biochemical oxygen demand (BOD), 15.7% in total suspended solids (TSS) and 8.5% in adsorbable organic halides (AOX).

Y2K: Ready and able

We are proud to report that a successful transition into Year 2000 was achieved, as no significant challenges arose during the rollover period. For the most part, St. Laurent Paperboard's comprehensive company-wide plan helped ensure that its operational and business systems recognized and correctly dealt with the change of date on January 1, 2000. The Company's cost to achieve Y2K compliance was $6.4 million.

The human factor

St. Laurent Paperboard is guided today, as it has been since its inception in 1994, by its original values: a commitment to product quality, customer service, business integrity and a high regard for individual contribution.

The Company does not only strive to create shareholder value through its pursuit of continuous improvement and profitable growth, but also links the interests of the Company with its employees by encouraging responsible Health and Safety programs, ongoing education, equal opportunity employment, innovation, profit sharing and employee share purchase plans.

The Company's performance in the field of Health and Safety continued to reflect its commitment to an accident-free environment. In 1999, we saw a consolidated incidence rate of 2.59, a 14% improvement over 1998. This performance is in the first quartile of the forest products industry. To further improve safety, each unit has the responsibility to develop an annual Health and Safety program with the active participation of all employees. In addition, detailed corporate Health and Safety audits, which involve senior management to a great extent, are conducted on a regular basis, according to a fixed schedule, at all Canadian and US units.

Improving safety performance

Incidence Rate


8
6
4
2
0
1995
1996
1997
1998
1999

In 1999, one of the major actions taken by Human Resources was the harmonization of our Canadian and US policies and welfare plan. In early spring, the Company evaluated its welfare plan structure for both its US and Canadian workforce. Our objective was to build upon St. Laurent Paperboard's strong and vibrant relationship with all its employees. During the process, Human Resources benchmarked our current level of our welfare plan with those of key competitors and the overall containerboard industry. In April 2000, we plan to implement St. Laurent Paperboard's new and competitive welfare program, which is designed to meet our objective and a wide variety of employees' needs across North America.

As part of our commitment to bringing together the skills and talent of our highly experienced and well-trained employees and managers, we fully implemented our comprehensive succession planning program in 1999. By the end of 1999, this program extended from senior management to first-line supervisors.

To ensure the Company and its employees enjoy a certain level of stability, St. Laurent Paperboard has always striven for long-term labour agreements. In 1999, we extended existing collective agreements set to expire in 2001 at our La Tuque and Matane mills until 2004 as well as at our Markham (now Pickering) and Burlington facilities until 2008 – which were originally set to expire in 1999.

During 1999, a one-year collective agreement was ratified with newly acquired operations: Castle Rock Container and US chip mill operations located in Pocomoke City. In late 2000, we intend to seek a long-term labour contract once the Company and the new wholly owned subsidiaries harmonize their administrative policies, standardize their employee benefits programs and, above all, foster a corporate culture incorporating the mission and values that define St. Laurent Paperboard.

A promising future

The "global" outlook for continuing prosperity is positive. Demand for containerboard is expected to remain steady as the North American economies continue to perform well. Asia's economic growth continues to improve, which should translate into higher export volume for North American producers. We expect that price increase announcements of $50 per ton for kraft linerboard and $60 for corrugating medium for orders taken after February 1, 2000, should be fully implemented during the second quarter.

Over the past 12 months, our industry has stepped up its efforts to bring its global performance up to par with the healthy and dynamic economy. Mergers, acquisitions, divestitures and alliances have allowed a number of companies in the containerboard industry to rationalize, restructure and realign their operations and product lines. The containerboard industry has also taken important steps to address the issues of high inventories and falling prices, which have led to a dramatic improvement in domestic sales prices since last year. White top linerboard is up 16%; unbleached kraft linerboard is up 20%; and corrugating medium has increased by 47%.

On the packaging front, the ever-changing retail environment is fuelling the demand for attractive, multi-purpose packaging and sophisticated point-of-purchase displays. White top linerboard and specialty packaging solutions produced by St. Laurent Paperboard are tailor-made to meet such a demand.

The demands of the retail market, combined with the explosive growth of the Internet, have also given birth to a whole new and fast expanding business activity: e-commerce and, more specifically, online shopping. According to a recent survey conducted by Forrester Research, Inc., e-commerce is expected to grow with consumers likely to spend, by 2004, some $185 billion to purchase various merchandises from companies advertising and promoting their products through the Internet. With its value-added specialty packaging products and services, St. Laurent Paperboard is determined to capture a share of the e-tailing packaging market through its new Internet-focused packaging solutions company, NextPak.com.

Explosive e-commerce growth

Sales (in billions of US dollars)


200
160
120
60
40
0
185
8
1998
2004

As a global player, St. Laurent Paperboard will, of course, carry on turning strategy into results by increasing its integration level, improving its competitiveness and ensuring the long-term viability of its operations. After all, we know what it takes to grow a business. From 1994 to 1999, the Company has gone from $160 million to almost $1 billion in net sales.

With its close attention to strategy and the continued support of our employees, customers, suppliers and shareholders, St. Laurent Paperboard will continue to forge a position as an industry leader in the ever-changing world of containerboard, offering the potential of high growth opportunities year after year.

Raymond R. Pinard
Chairman of the Board

Jay J. Gurandiano
President and Chief Executive Officer

Paperboard



A series of cost reduction initiatives have significantly increased the competitiveness of our four primary mills.

West Point

The West Point mill has three paper machines dedicated to the production of white top linerboard, corrugating medium and kraft linerboard. Recent restructuring initiatives at the mill, marking the shift toward value-added linerboard, are instrumental in reinforcing our position as the leading producer of white top linerboard in North America.

La Tuque

The La Tuque mill has two paper machines that operate entirely on virgin fibre: the No. 3 paper machine is dedicated to the production of white top linerboard and the No. 4 paper machine produces solid bleached linerboard and solid bleached foodboard. Due mainly to its ability to use high proportions of low-cost fibre like sawdust and shavings in the manufacturing process, the La Tuque mill is very cost efficient.

Matane

The Matane mill produces corrugating medium. The Matane mill is an exceptionally flexible facility capable of operating with either semi-chemical or recycled fibre in an environmentally sound closed-loop system, to produce either recycled or semi-chemical corrugating medium.

Thunder Bay

The Thunder Bay mill produces lightweight and featherweight corrugating medium. It is unique in North America for its ability to produce "super" lightweight (featherweight) corrugating medium, with basis weights ranging from 26 to 14 lbs. Formerly an inactive newsprint facility, St. Laurent Paperboard acquired and converted it into a compact and cost-efficient corrugating medium producer, operating entirely with recycled fibre.

The Bottom Line

Since its inception in 1994, St. Laurent Paperboard has launched key profit improvement programs that have helped its primary mills make significant progress towards its objective of becoming profitable at the bottom of the cycle. Amongst others, these are:

- Primary product line upgrades
- Increased integration levels
- Cost reduction initiatives

Strategically, we continued our evolution toward higher-margin value-added paperboard products in 1999. This included profit improvement programs such as a $25 million investment over two years in our La Tuque mill to further increase its cost competitiveness and upgrade its product mix. These initiatives are expected to add as much as $2 million to St. Laurent Paperboard's profitability in 2000 and potentially $8 million in 2001.

Operationally, we improved efficiency and productivity at our primary mills in 1999, while synergies and cost reduction programs together have reduced costs by $25 million since their inception.



Profit growth Product line upgrades, cost reduction and supply chain management have resulted in an overall increase in profits at St. Laurent Paperboard's four primary mills.

Product Line Upgrades

Approximately 54% of our primary mills' capacity is dedicated to the production of high-quality value-added grades. With an estimated 32% market share, this makes St. Laurent Paperboard the leading producer of white top in North America. In 1999, we reinforced our dominant market position through a number of strategic initiatives at our West Point, La Tuque, Matane and Thunder Bay mills.

West Point

To accomplish West Point's strategic goal of producing higher-margin, value-added graphic linerboard, St. Laurent Paperboard undertook a phased, three-year $56 million capital expenditure program, starting in the fourth quarter of 1998. The majority of the expenditures will likely be made in 2001.

A FORMULA FOR SUCCESS

"Through a focused entrepreneurial management style and performance-driven employees, our 1999 strategic initiatives have provided our four primary mills with the opportunity to further their profitability, reduce costs and improve their operational efficiency."

ALAIN BOIVIN

SENIOR VICE PRESIDENT, CONTAINERBOARD OPERATIONS

St. Laurent Paperboard has already ceased market pulp production at its West Point mill, eliminating the Company's exposure to the highly cyclical pulp market.

Ultimately, the West Point initiative, once it is fully implemented in 2001 within environmental compliance, should enable St. Laurent Paperboard to increase its white top production by 25,000 to 50,000 tons.

In 1999, the West Point mill successfully switched from an acid to an alkaline papermaking process. This has enabled the mill to improve its white top product appearance and quality without additional costs.

West Point Mill

	1999	1998
Product mix		
• White top linerboard	43%	38%
• Kraft linerboard	37%	25%
• Corrugating medium	20%	18%
• Market pulp	0%	19%
Production (tons)	791,054	852,560
Average daily production (tons)	2,205	2,160
Fibre		
• Virgin	67%	69%
• Recycled	33%	31%
Rejects (% of production)	6.2%	6.5%
Health and safety (incidence rate)	3.0	2.37

La Tuque

In May 1999, St. Laurent Paperboard announced that it would invest some $25 million at its La Tuque mill which will reinforce our position as the leading producer of value-added paperboard grades.

This investment will allow for the conversion of existing white top linerboard production capacity into lightly coated white top linerboard, offering greater added value through enhanced quality and printability. Over the past year, the mill installed coating preparation, calendering, coating application and drying equipment on the La Tuque mill's white top linerboard machine. Commercial production is scheduled to begin in the second quarter of 2000, making the La Tuque facility one of the first mills in North America to produce coated white top linerboard.

We expect the La Tuque mill to be producing higher-margin coated white top linerboard, with a ramp-up capacity of up to 50,000 tons annually.

The La Tuque mill made other process improvements. In 1999, this mill successfully switched from an acid to an alkaline paper-making process. This has enabled the mill to cut its fibre usage and, consequently, its fibre costs by almost $3.6 million.

The La Tuque mill completed its conversion to an Elemental Chlorine Free (ECF) bleaching process in July 1999, well ahead of the 2001 legislated deadlines in Quebec and the United States (EPA "Cluster Rules").

La Tuque Mill

	1999	1998
Product mix		
• White top linerboard	76%	75%
• Solid bleached linerboard	8%	9%
• Solid bleached foodboard	16%	16%
Production (tons)	457,440	432,400
Average daily production (tons)	1,276	1,206
Fibre (Virgin)	100%	100%
Rejects (% of production)	8%	9%
Health and safety (incidence rate)	4.15	5.1

Top in white top

White Top Capacity of Major Producers

Estimated 1999 North American Capacity: 1,916,508 tons


St. Laurent Paperboard
32%
Smurfit-Stone (SSCC)
12%
Simpson Tacoma
10%
Greenbay Packaging
10%
International Paper
10%
Weyco
6%
Others
20%

With an estimated 32% market share, St. Laurent Paperboard is the leading producer of white top linerboard in North America.

Matane

The Matane mill produces corrugating medium with a blend of recycled and virgin fibre content. The mill's semi-recycled corrugating medium has excellent strength, along with a reputation for good runnability on a corrugator that places this product among the top medium sheets in North America.

In response to market demand, trials were successfully performed in 1999 on the mill's paper machine to run lighter basis weights. Consequently, the paper machine was shut down and upgraded during the first quarter of 2000.

Matane Mill

	1999	1998
Product mix		
• Corrugating medium	100%	100%
Production (tons)	146,400	143,038
Average daily production (tons)	404	392
Fibre		
• Virgin	50%	50%
• Recycled	50%	50%
Rejects (% of production)	1.0%	1.9%
Health and safety (incidence rate)	0.7	0

Thunder Bay

The Thunder Bay mill specializes in the production of lightweight and featherweight corrugating medium. It is unique in North America for its ability to produce featherweight corrugating medium, with basis weights as low as 14 lbs. In 1999, the production of this specialty substrate increased by 8% over 1998 to 25,000 tons, which represented 22% of total production output.

Thunder Bay Mill ISO 9002

	1999	1998
Product mix		
• Corrugating medium	100%	100%
Production (tons)	138,554	125,627
Average daily production (tons)	382.0	346.3
Fibre (Recycled)	100%	100%
Rejects (% of production)	1.3%	1.4%
Health and safety (incidence rate)	3.19	8.67

Partners in Cost Reduction

Since their inception in 1997, St. Laurent Paperboard's production optimization programs bore fruit as costs significantly declined at each mill.

In particular, our cost reduction initiatives achieved $7 million in recurring savings. We also realized $18 million in recurring savings due to synergies between our mills. Our conversion to an alkaline papermaking process at the West Point and La Tuque mills generated $3 million in savings. In addition, a major restructuring effort implemented at the West Point mill in late 1998 resulted in cost reductions of $15 million in 1999 (with another $6 million expected in 2000).

Despite these initiatives, overall productivity, efficiency and revenues increased considerably.

	Savings	
Initiative	**1999**	**Cumulative**
Cost reduction	$2 million	$7 million
Synergies	$2 million	$18 million
Alkaline conversion	$3 million	$3 million
West Point mill restructuring	$15 million	$15 million
Total savings	**$22 million**	**$43 million**



Further cost improvements A series of strategic initiatives that were successfully implemented in 1997 at our primary mills continued to bear fruit in 1999.

Partners in Operational Efficiency

In 1999, St. Laurent Paperboard significantly improved operational efficiency at the West Point, La Tuque, Matane and Thunder Bay mills. Much of this progress is based on productivity gains.

In 1999, our primary mills particularly benefited from less downtime, increased machine efficiency and manufacturing changes, such as the burning of Matane's NSSC black liquor at our La Tuque mill and Thunder Bay mill's new steamline.

Matane

In terms of operational efficiency, the top performer was our corrugating medium mill in Matane. The total production output of the Matane mill, which reached 91% paper machine efficiency, was 146,400 tons in 1999, an increase of 2.3% over 1998.

La Tuque

The two paper machines at the La Tuque mill, which produce white top linerboard, solid beached linerboard and solid beached foodboard, posted a record production figure of 457,440 tons in 1999, an increase of 6% over 1998.

Thunder Bay

Despite an increase in featherweight production, the Thunder Bay mill, which specializes in lightweight corrugating medium, saw overall productivity climb to 138,554 tons in 1999, an increase of 10.3% over 1998.

West Point

In 1999, production for West Point mill's three paper machines, which manufacture white top linerboard, kraft linerboard and corrugating medium, was 791,054 tons. Compared to 1998, the production of the West Point mill was lower in 1999 due to the permanent shutdown of the market pulp machine.

Supply Chain Management

Given the present competitive environment in the paperboard industry, Supply Chain Management (SCM) has become an important strategic initiative at St. Laurent Paperboard. Indeed, the three stages of SCM – procurement, continuous improvement and innovation – have been designed to improve our competitive position and, in turn, our financial results.

Essentially, SCM has helped St. Laurent Paperboard streamline the acquisition process, enabling the Company to reduce costs, increase the quality of purchased goods and services and generate additional value for its shareholders. Through the SCM process, a consolidated supplier strategy was chosen for each "supply stream", allowing St. Laurent Paperboard to benefit from improved technical support, continuous improvement and reduced prices.



The power of teamwork The close collaboration of St. Laurent Paperboard's employees ensured that Supply Chain Management (SCM), an important strategic initiative, improved the Company's competitive position and, in turn, its financial results.

SCM began to take shape at St. Laurent Paperboard in late 1998 when the Company formed a dedicated SCM Team. By April 1999, six cross-functional "supply stream" (SST) teams were established to study those areas promising substantial potential for savings.

During the course of 1999, its first year of implementation, the SCM process focused on a number of supply streams with a substantial potential for savings, generating annual savings of more than $1 million. This figure represents the first step in a longer-term process. When fully implemented, we expect the SCM process to lead to significant savings each year, given the magnitude of the Company's purchasing needs. In 2000, we have already set a target of $10 million in savings.

Synergies

In addition to the monetary gains, one of the major benefits of the SCM process was increased cross-functional and inter-company communications, which led to additional synergies. Indeed, the SCM process offered many St. Laurent Paperboard employees the opportunity to learn new skills through their participation in cross-company, cross-functional teams.

Customer-Focused Marketing

In business, growth and reorganization often go hand in hand. At St. Laurent Paperboard, this was certainly the case in 1999. To support new products and aggressive sales goals, the Sales and Marketing Group, which is responsible for the selling of all containerboard and foodboard products manufactured at the West Point, La Tuque, Matane and Thunder Bay mills, reorganized its functions into three areas of responsibility:

1. Containerboard sales
2. Foodboard sales
3. Graphic and specialty sales

With the reorganization of St. Laurent Paperboard's Sales and Marketing Group, the Company can better serve its customers and explore new opportunities. Ultimately, this will increase our share of value-added sales of high-quality paperboard substrates in North America and selected international markets.

Promoting the St. Laurent brand

Given the reorganization of the Sales and Marketing Group, we have developed, in 1999, a more comprehensive marketing communications strategy. It consists of a two-pronged effort focused on re-launching the St. Laurent brand:

1. Increase the level of awareness in our various markets
2. Optimize the sales process

Our marketing communications strategy will kick into high gear in the first quarter of 2000. The plan calls for print advertising in trade magazines, trade show participation, brochures, direct mail, ongoing public relations efforts and a point-of-sale system. All communications are designed to achieve our strategic initiatives and convey our key messages:

1. St. Laurent offers a "specialty advantage" as the largest producer of white top linerboard in North America.
2. St. Laurent offers a comprehensive range of white products.
3. St. Laurent's products are recognized as consistently high quality.

By showing St. Laurent Paperboard's customers, in both traditional and new, fast-growing markets, its ever-growing line of innovative and value-added products from its mills, our new approach will also reinforce our position as the largest white top linerboard producer in North America.


St. Laurent Paperboard Corp.

Behind your brightest ideas This is the first in a series of "Behind Your Brightest Ideas" full-page ads that promote the graphic possibilities of St. Laurent Paperboard's white top linerboard.

Continued leadership

As part of the reorganization of our Sales and Marketing Group, we also developed a new sales strategy for containerboard products, which has two major focal points:

1. Emphasis on the sale of white and kraft linerboard to the North American market.
2. Focus on developing more white linerboard business with independent box plants.

The results of these efforts will not only increase St. Laurent Paperboard's profitability and maximize its operational efficiency, but will also enable the Company to better address the needs of traditional and emerging markets – and maintain its leadership position in North America.

High-end graphics

In 1999, a new Graphics Team was created to better meet the needs of our customers. It will aggressively sell St. Laurent Paperboard's bleached and white top linerboard grades to pre-print, high-end post-print, display design shops and packaged-goods companies.

Our new focus is part of an evolutionary process. We already enjoy an excellent reputation with our existing customer base. Our sales strategy now consists of a focused approach to obtaining high-end business in seven key geographical markets spread across North America.

With the launch of a new "coated" white linerboard product, our Graphics Team will establish key accounts in each of these select markets. This will help St. Laurent Paperboard to manage both growth and customer expectations while stimulating market demand.

Product development

As an innovative company, St. Laurent Paperboard has always conducted market research that is focused on the needs of our customers. This focus has led to new products in response to "real" needs, rather than production capabilities, which has kept the Company at the forefront of the marketplace.

In 1999, much of our product development efforts were devoted to the development and production trials of coated white top linerboard. According to our estimates, the consumption of this grade has increased at a compounded annual growth rate of more than 40% since 1995. Our research indicates that this growth will continue in the coming years.

Producing coated white top linerboard will complement our comprehensive lineup of white products. It will also further support our position as the largest producer of white top linerboard in North America, as we will be among the first North American producers of this high-quality and higher-margin substrate.

We will enter this market by capitalizing on our existing – and extensive – customer base. Over time, given the growing demand and price inelasticity of the market, coated white top linerboard should significantly increase St. Laurent Paperboard's sales opportunities.

Long-Term Fibre Supply

Optimizing the use of its fibre supply is a top priority at St. Laurent Paperboard. The Company ensures the continuous short- and long-term supply of quality fibre to its mills through sustainable forest management of its privately owned 396,000-hectare timberland, fibre procurement activities hinged on long-term supply agreements with sawmills and private land owners, as well as through the procurement of old corrugated containers (OCC) and other recycled fibre.

In 1999, St. Laurent Paperboard took several steps to enhance the security of its fibre supply and ensure its long-term sustainability. St. Laurent Paperboard continues to ensure long-term fibre supply through its AUDACE project, which has the aggressive goal of doubling the yield of our private woodlands, now 280,000 cubic metres per year.

Most notably, the Company purchased assets from Chesapeake Corporation, including two pine sawmills located in West Point, Virginia, and Princess Anne, Maryland; a hardwood lumber remanufacturing facility located in Milford, Virginia, as well as a chip mill located in Pocomoke City, Maryland. The two sawmills have a combined annual capacity of 60 million board feet while the chip mill facility has an annual capacity of 300,000 tons.



St. Laurent Paperboard's refocused long term supply strategy to deliver high-quality, low-cost pine and hardwood chips to the West Point mill has substantially reduced its fibre cost.

This acquisition is in line with the Company's refocused long-term supply strategy to deliver high-quality, low-cost pine and hardwood chips to its primary mill located in West Point, Virginia. With the addition of these sawmills and chip mill, West Point saw several changes:

- New source of West Point mill fibre supply. With the purchase of new US assets, the West Point mill's fibre supply strategy was realigned to substantially reduce its fibre cost and enhance its competitiveness.
- A new off-site processing facility. Constructed and operated by a third-party contractor, this facility will replace West Point mill's current mill-site woodroom operation in late 2000.
- Sale of the Elizabeth City chip mill. Plans for a new off-site processing facility at the West Point mill resulted in the sale of St. Laurent Paperboard's Elizabeth City-based chip mill and a corresponding reduction in marine activity.
- Change in the West Point mill supply strategy. The mill will halt the on-site processing of round wood in the fourth quarter of 2000 in favour of purchased hardwood or softwood chips. This will, in effect, improve the mill's efficiency by lowering fibre costs – due to less manpower, reduced fibre loss, more efficient energy consumption and greater flexibility in its sourcing pattern.

Dynamic R&D

To deliver innovative products and maintain superior quality, St. Laurent Paperboard has built a team of researchers and applied scientists, fully dedicated to developing state-of-the-art products and technologies for its mills and packaging facilities.

In addition to its Research and Development Group, St. Laurent Paperboard works closely with specialists from industry associations, research facilities and academic institutions, using new technologies and advanced processing techniques to achieve its strategic goals.

Efficient R&D network

In 1999, St. Laurent Paperboard, with an eye to the future, established a research organization network to support its ongoing product development initiatives. This gave the Company broader access to new technologies developed and implemented in Canada and the US.

For St. Laurent Paperboard, the research organization network, which consists of high-level researchers in various fields, also represents greater economies of scale when it comes to advanced R&D and technological projects related to board manufacturing.



Dedicated support Highly skilled researchers and technicians are dedicated to the support of St. Laurent Paperboard's strategic initiatives.

The network consists of the following institutions and areas of expertise:

- Paprican (coating and paper technology)
- Graphic Communication Institute (packaging printing)
- Institute of Paper, Science and Technology (coating and fibre technology)
- Omnova (coating technology)
- Kohler Industries (coating machinery)

Innovative products

Over the past 12 months, St. Laurent Paperboard's research organization network investigated the use of Ecowrap® – for which our research centre in Montreal was awarded a patent in 1996 – as vapour-proof packaging. Ecowrap® has proved to be a commercially successful, recyclable replacement for conventional polyethylene-coated paper, which is used to protect paper rolls from humidity and water damage during transportation. Due to its unique product attributes related to recycling, the research centre saw an opportunity in 1999 to convert Ecowrap® into boxes for photocopier paper. The project has been a major success for St. Laurent Paperboard. Our next step is to expand this box product into other specialty packaging areas.

To maintain St. Laurent Paperboard's dominant market position as a producer of high-quality, value-added graphic containerboard grades, the Research and Development Group also conducted research into the coating of white top linerboard. These efforts proved to be fruitful. Following months of trials, St. Laurent Paperboard has successfully coated white top linerboard. A market has already been identified for this product. The Company plans to offer this high-quality grade to the litho-laminating marketplace and high-quality pre-print linerboard market.

Packaging



With more than 5.5 billion square feet of annual production, St. Laurent Paperboard's packing facilities offer a wide range of innovative and high-quality value-added solutions.

Significant Integration

St. Laurent Paperboard's recent acquisitions, and its investments in both its primary mills and packaging facilities, have been shaped to a certain extent by the Company's determination to increase the integration level of its operations.

Integration is a very important strategic initiative at St. Laurent Paperboard due to its shift from traditional to value-added packaging solutions. It allows the Company to offer an ever-wider range of high-quality packaging solutions and services to its customers. In 1999, our acquisitions and investments enabled St. Laurent Paperboard to increase its integration level (total paperboard used divided by the total paperboard produced) with its wholly owned facilities by some 115,000 tons (or 8% compared to 1998).

Eastern Container and Castle Rock Container

The acquisition of both Eastern Container and Castle Rock Container in 1999 corresponds with St. Laurent Paperboard's strategic objective of increasing its integration level through growth in value-added packaging.

These acquisitions will allow the Company to produce high-quality specialty packaging, corrugated sheets and containers, industrial and consumer packaging, point-of-purchase displays, communication kits and packaging for the retail and high-tech industries with CAD/CAM design capabilities. Combined, the facilities convert approximately 1.3 billion square feet annually of industrial and specialty packaging.

In addition, Eastern Container and Castle Rock Container will increase the consumption of higher-margin, premium white substrates produced at the Company's primary mills within its own packaging facilities, raising the level of white top integration in St. Laurent Paperboard.



Eastern Container is a leading manufacturer of high-quality specialty packaging (triple wall/wood/foam packaging), corrugated sheets and containers, industrial and consumer packaging, and point-of-purchase displays and packaging for the retail and high-tech industries with CAD/CAM design capabilities.

Columbus

Given the Company's shift from traditional to value-added packaging in 1999, St. Laurent Paperboard built and began commercial production at GrafX Packaging Corp., a new sheet plant located in Columbus, Ohio. It is the first of its kind in North America currently producing microfluted corrugated packaging for both the folding carton and corrugated segment of the market. This new facility is now providing unique packaging solutions to our customers made from sheets manufactured by our Milwaukee sheet feeding facility, further enhancing the Company's integration objective.

Pickering

During 1999, St. Laurent Paperboard sold its Markham, Ontario, building and property and opened, in January 2000, a new packaging facility in Pickering, Ontario. This has enabled us to shift from the production of corrugated containers offered by our Markham facility to high-end, value-added packaging solutions, including point-of-purchase displays, graphics packaging, litho laminating and labelling.

INNOVATIVE PACKAGING SOLUTIONS

"We are in a unique position to offer excellent service, product quality and innovative packaging solutions to our customers."

BOB GEIB

SENIOR VICE PRESIDENT, PACKAGING

Growing in Value-Added Packaging

Much like St. Laurent Paperboard's primary mills, its packaging facilities offer market-competitive products and services. This has provided the Company with tremendous growth since its inception. From three facilities in 1994, our packaging division has grown to 17 facilities in 1999. Each serves a broad range of customers with highly specialized products. All of our facilities have unique design capabilities, production equipment and the marketing strategies to provide superior packaging solutions to our customers.

While it is well positioned to provide its customers with creative packaging solutions, St. Laurent Paperboard has undertaken a number of key strategic initiatives in 1999 to continue its growth in value-added packaging.

Latta

The expansion of its specialty packaging and display facility in Latta, South Carolina, enabled the Company to offer customers a complete, world-class, one-stop shop approach to meeting their packaging needs through high-tech methods and solutions in design and production. We believe that this facility will be particularly attractive to customers active in specialty consumer packaging such as multi-colour printing, point-of-purchase displays, litho laminating and labelling, expert structural and graphic design, digital imaging capabilities, and fulfillment expertise.

Milwaukee and Columbus

The start-up of two unique microfluting facilities in Milwaukee (Innovative Packaging Corp.) and Columbus (GrafX Packaging Corp.) fully supports St. Laurent Paperboard's strategy of providing unique packaging solutions to its customers. The Milwaukee sheet feeding facility uses microfluting technology to produce the thinnest corrugated substrates supplied to the corrugated box and folding carton markets.

The Columbus facility is a state-of-the-art sheet plant dedicated to the production of value-added microfluting corrugated packaging solutions made from the sheets produced by our Milwaukee facility. Together, these facilities further underline St. Laurent Paperboard's focus on increasing its integration level with innovative, high-end packaging operations that complement the Company's primary product base.

Eastern Container and Castle Rock Container

The acquisitions of Eastern Container and Castle Rock Container are consistent with St. Laurent Packaging's strategy to offer its customers a wide range of innovative packaging solutions. Both facilities produce high-quality specialty packaging, corrugated sheets and containers, industrial and consumer packaging, point-of-purchase displays and packaging for retail and high-tech customers.

An offshoot of St. Laurent Paperboard's acquisition of Eastern Container is its purchase of The Kimball Companies., a wholly owned subsidiary of Eastern Container. It is a leading manufacturer of protective packaging such as triplewall, foam, wood and corrugated products. As a result of this acquisition, we are now the leading supplier of protective packaging in the Northeast United States, which supports our strategic objective of focusing on value-added, quality niche packaging solutions.

Improved Results
St. Laurent Packaging Corp.

(dollar amounts are in thousands of dollars)

	1999	1998
Net sales	$304,488	$246,806
EBITDA	$17,356	$13,808
EBITDA margin – %	5.7%	5.6%
Operating earnings	$9,000	$6,973
Cut-up volumes (in tons)	450,400	374,860
Integration level	47%	39%
Health & safety (incidence rate)	1.75	2.59

Innovative e-initiative

St. Laurent Paperboard's newest subsidiary, NextPak.com, was created in December 1999. It will focus on Internet retailers, a segment of electronic commerce that has seen explosive growth over the past few years. Located in Massachusetts, this new entity will offer a full range of packaging products and services. When it is fully operational in early 2000, it will provide e-tailers with integrated packaging solutions, enabling them to market and fulfil their products more cost-effectively.



"NextPak.com will offer a full range of packaging products and services to the rapidly expanding e-tailing industry."

JOHN KILEY

SENIOR VICE PRESIDENT AND CHIEF OPERATING OFFICER, NEXTPAK.COM

Improved Uptime and Cycle Time

St. Laurent Packaging's shift from traditional to value-added packaging has brought about many process, operational and cultural changes. In fact, the Company's operational focus has, over time, led to better control over uptime and cycle time.

Market conditions in 1999 led to the need for shorter runs, quicker turnaround and higher-quality printing, prompting the Company to improve its uptime and cycle time. To increase uptime in 1999, St. Laurent Packaging restored or replaced key equipment such as corrugators, a bulk laminator, machine pre-feeders, lifts, die-cutters and flexo-presses to OEM (original equipment manufacturer) specifications. To shorten cycle time (and reduce machine downtime), the Company followed its uptime improvements with "one-box" training for operators.

Going forward, the Company has a number of activities under way to further improve our productivity and reduce delivery time to our customers.

Increased Capacity and Flexibility

To increase its bulk packaging production capacity, St. Laurent Packaging has invested $1.1 million to acquire a new bulk box laminator for its Baltimore bulk packaging facility. This custom-built machine will be fully operational by the third quarter of 2000, giving our Baltimore plant additional production capacity and flexibility in this important business segment.

All in all, this investment will double the facility's production capacity of laminated bulk boxes. Through this strategic initiative, St. Laurent Paperboard's packaging division will enhance its leadership position in the production of bulk packaging solutions to our customers. In line with the Company's shift from traditional to value-added solutions, the investment will reinforce St. Laurent Packaging's ability to meet the needs of our clients with enhanced design and graphics capabilities.

Cost-Effective Packaging Solutions

St. Laurent Packaging is determined to be a leader in each of its market segments. All of our facilities are committed to optimizing their resources to meet and even exceed customer expectations and industry standards.

In addition to generating substantial savings, St. Laurent Paperboard's cost reduction initiatives allow the Company to enhance the quality and printability of the paperboard manufactured by its primary mills, improve efficiency and, in turn, meet the needs of customers.

In 1999, St. Laurent Packaging can take pride in its commitment to a number of strategic initiatives that have improved customer service, cut costs and maximized profitability:

- Supply Chain Management (SCM). The adoption of Supply Chain Management has allowed St. Laurent Packaging to leverage its position as a major packaging entity in order to reduce, as a first step, the overall costs of strapping, starch and transportation.
- Machine effectiveness. By implementing a comprehensive maintenance management system at each of our packaging facilities, including a preventive maintenance program, St. Laurent Packaging has been able to keep its equipment in OEM condition.
- Labour management. A combination of manpower optimization and machine effectiveness has led to continued productivity gains.
- Waste reduction. With the improved waste management at each of our facilities, the Company has seen significant reductions in costs.
- Roll stock consolidation. Determining the optimal amount of roll stock tonnage has enabled us to better control costs and to reduce waste on our corrugators.


WashMit


NORTHLAND
FRESH CRANBERRIES
NORTHLAND
FRESH CRANBERRIES
NORTHLAND
FRESH CRANBERRIES

Marketing with the Right Pull

The driving force behind St. Laurent Paperboard's packaging sales and marketing group is its commitment to introducing and delivering a wide range of proven products and services custom-tailored to customer needs.

To support our strategic role as a specialty niche supplier, we adopted a "pull-through" marketing strategy that highlights substrate benefits according to our customers' packaging and graphics requirements.

Upgraded design and graphics capabilities

Each facility in the packaging division has been designed to offer new packaging products and services. With ever-increasing demand for packaging solutions, each of our facilities is either upgrading or expanding design and graphics competencies to meet the diverse needs of our customers. Three new sales offices with expanded design capabilities have begun operation to ensure a greater presence in the Atlanta (Georgia), Charlotte (North Carolina) and Milwaukee (Wisconsin) markets.

Looking ahead, St. Laurent Packaging will establish a design and graphics centre in Richmond, Virginia, in the first quarter of 2000. It will maximize the ability of our facilities in Baltimore, Roanoke and Richmond to fully meet the ever-expanding customer requirements for multi-colour graphics, point-of-purchase displays, co-packing and fulfilment.

Generating Value for Our Customers

The Marketing & Technical Centre (MTC) in Richmond (Virginia), which began operations in February 1999, is the R&D lab for the packaging division of St. Laurent Paperboard. The centrepiece of this marketing-focused group is a full-featured TAPPI laboratory equipped to handle most corrugated packaging tests, beginning with basic raw materials all the way through the final filled and palletized corrugated box. As part of its mandate, MTC works with our customers and packaging facilities to ensure that our packaging solutions meet customer expectations.

The MTC is dedicated to the development of new specialty packaging products and production techniques. In its first full year of operation, MTC has proven to be a major contributor to this process. In conjunction with the containerboard marketing department, MTC made tremendous progress in developing paper specifications for products that meet the needs of our customers. This is particularly true for customers seeking performance-based products. By providing access to new products and technology, MTC has created new business development opportunities, allowing for the opening of new markets for our high-quality, value-added packaging solutions.

Over the past 12 months, MTC has also developed training services for our customers and employees in order to keep them up-to-date on new industry initiatives, such as ECT (edge crush test), or to provide them with the proper information on a wide assortment of industry topics. These are subjects our customers and employees need to understand in order to build packaging solutions that will best meet customer needs. In turn, this initiative, which will be fully implemented in 2000, should broaden our market capabilities, boosting demand for unique substrates from our primary mills.

Superior Food and Liquid Packaging

The production of the Montreal facility is dedicated to cup stock used for hot and cold drinks, milk carton, bacon board and standard and its recyclable counterpart, Ecowrap®. Its raw materials come from either our La Tuque or our West Point mill.

In terms of productivity and financial results, the Montreal facility's 1999 performance compared favourably to that of 1998. For example, overall production climbed 12% and profitability significantly increased in 1999.

With 80% of our customer base in the US, several initiatives were undertaken at the Montreal coating facility to sensitize all employees to customer needs. These needs must be answered at all levels from order entry to the finished product on our customer's equipment.



The year 2000 will be a very important one for our Montreal facility. We are undertaking significant plant restructuring initiatives to match the best practices in the industry. We will also make some investments to give the plant a competitive edge in the markets we serve. This strategic move will position the facility to better anticipate the ever-changing needs of our customers in terms of grade mix, quality and services. This effort will also serve as a platform for future growth, which will ultimately benefit our employees, our customers and our shareholders.

"By exploring, developing and meeting the needs of promising new market niches, we continued to strengthen our position and open new markets for the high-quality board coated at our Montreal plant."

PATRICE CALMELS

VICE PRESIDENT, FOODBOARD SALES, MARKETING & COATING OPERATIONS

Core business philosophy

In January 2000, St. Laurent Paperboard completed the sale of its liquid packaging converting facility located in St. Leonard, Quebec, to Elopak Canada. This facility produces approximately 400 million gable top cartons annually supplied to dairies and juice producers.

St. Laurent will continue to supply the coated milk carton board required by Elopak from its La Tuque and P.A.T. facilities under an 18-month paper supply contract. This divestiture corresponds with St. Laurent's strategic objective of focusing on its core, value-added quality niche packaging and paperboard products.

(All amounts are expressed in United States ("US") dollars except where otherwise indicated.)

Results

The Company reported net earnings of $38.3 million, or $0.78 per share, on net sales of $915.8 million for the year ended December 31, 1999, compared to a net loss of $23.3 million, or $0.47 per share, on net sales of $791.9 million for the same period in 1998. The 1999 net earnings include unusual gains of $9.0 million after tax, or $0.18 per share, including a $5.8 million after tax gain or $0.12 per share resulting from the renegotiation of fibre supply agreements with Chesapeake Corporation, and a gain of $3.2 million after tax or $0.06 per share resulting from the sale of the land and buildings of the Company's Markham, Ontario converting plant. In 1998 the Company incurred a special charge of $8.3 million after tax, or $0.17 per share, for a major restructuring at the West Point, Virginia paperboard mill. Without these unusual items, 1999's earnings per share would have been $0.60 compared to a loss of $0.30 per share in 1998, an improvement of $0.90 per share.

Operating Results

Net sales

Net sales amounted to $915.8 million in 1999, compared to $791.9 million for the previous year, representing an increase of $123.9 million. This increase reflects selling price increases and shipment improvements for our products, and to new businesses acquired in 1999. Net price realizations increased by 4.9% for containerboard products and by 3.3% for corrugated products. Net price realizations for our liquid and food packaging products decreased slightly compared to 1998. Shipments from our paperboard mills to third parties increased by 46,000 tons or 3.6% in spite of the permanent shutdown of the West Point mill's pulp machine, which shipped 101,000 tons in 1998. Shipments of corrugated products increased by 400 MMSF, an improvement of 8.5% over 1998. The new facilities acquired during 1999 added another 383 MMSF to corrugated products shipments. The sawmills and the lumber re-manufacturing facility, acquired in August 1999, increased the net sales by $10.5 million.

The 1999 sales variance compared to 1998 is explained as follows:

1999-1998 Variance *(in millions of $)*

	Mill	Converting	Other	Total
Net price realization on all products	28.3	13.7	–	42.0
Volume increase	17.1	22.2	0.9	40.2
Business acquisition	–	31.2	10.5	41.7
Total	45.4	67.1	11.4	123.9

Net Sales Summary

1999	**$000**	**Tons/MSF**
Primary Mills (Tons)		
Canada	**250,034**	**625,342**
US	**273,498**	**713,572**
Converting Facilities (MSF)		
Canada	**57,191**	**1,027,636**
US	**246,306**	**4,490,869**
Liquid and Food Facilities (Tons)	**59,681**	**69,898**
Others	**29,087**	
	915,797	

1998	$000	Tons/MSF
Primary Mills (Tons)		
Canada	209,911	559,135
US	268,193	733,507
Converting Facilities (MSF)		
Canada	52,276	1,053,693
US	190,520	3,682,025
Liquid and Food Facilities (Tons)	53,242	60,243
Others	17,765	
	791,907	

1997	$000	Tons/MSF
Primary Mills (Tons)		
Canada	186,572	512,163
US	176,864	455,000
Converting Facilities (MSF)		
Canada	52,318	1,221,247
US	109,973	2,151,057
Liquid and Food Facilities (Tons)	57,834	59,050
Others	6,881	
	590,442	

Our primary mills increased their shipments of containerboard by approximately 152,000 tons, or 11%, due to better operating efficiency and inventory reduction.

Daily primary production volume increased over 1998 by 5.7% at the La Tuque mill, 3.2% at the Matane mill, 10.3% at the Thunder Bay mill and 2.1% at the West Point mill, resulting in an additional 58,000 tons.

At the converting level, the higher shipment volume is mostly due to the very strong performance of the Milwaukee sheet feeder which increased its shipments by about 80% compared to the same period in 1998.

(All amounts are expressed in United States ("US") dollars except where otherwise indicated.)

Cost of sales

In 1999, cost of sales increased by $45.9 million to a total of $711.0 million, compared to $665.1 million for the same period in 1998. The increase is attributable to the following items: $15 million to higher shipments of containerboard products, $22 million to higher shipments from converting facilities, and $34 million to converting and sawmill facilities acquired in 1999. Cost of sales increases related to higher shipments were partially offset by lower manufacturing costs at the primary mills, which reduced the cost of sales by close to $25 million.

The primary mills' manufacturing costs were $19 per ton lower than in 1998, mainly due to lower manufacturing costs for white top products at both the La Tuque and the West Point mills and a product mix change as a result of the shutdown of the market pulp machine. Increased productivity and a reduction of hedging opportunity loss of $11.3 million also contributed to lower costs and helped offset higher prices for old corrugated containers (OCC) and fuel.

Lower manufacturing costs of white top products resulted from the following items: the replacement of purchased softwood market pulp by bleached hardwood pulp produced internally; a change in the chemistry which contributed to lower variable costs and to increased production at the La Tuque mill, and supply chain management initiatives which helped reduce the cost of chemical products and other operating supplies.

The Canadian dollar remained approximately at the same level in 1999 as in 1998, therefore, it did not have any material effect on the manufacturing costs.

As a result of higher costs for linerboard and corrugating medium, manufacturing costs at our converting facilities were slightly higher in 1999 than in 1998. Higher production volume however, partially offset the higher board costs.

Amortization

Amortization expense increased by $3.5 million in 1999, when compared to1998, mainly due to additions to property, plant and equipment and to the new facilities acquired in 1999.

Selling and administrative expenses

Selling and administrative expenses increased to $62.7 million in 1999, from $51.9 million in 1998. Expressed as a percentage of net sales, selling and administrative expenses increased slightly from 6.6% to 6.8%. This $10.8 million increase is attributable to the facilities acquired in 1999 and the various initiatives undertaken to support the Company's growth to enhance its long-term profitability.

A supply chain management program was put in place during the year with an objective to enter into long-term relationships with selected suppliers in order to optimize prices, quality, usage and availability of most of the products, supplies and services needed for our operations.

Another initiative undertaken in 1999 was a branding advertising campaign launched to reinforce the Company's position in the market. The containerboard sales and marketing organizations were also restructured to enhance focus on both the graphics and the containerboard markets.

Other income

Other income of $13.8 million was realized in 1999 compared to $0.5 million in 1998. This variance is attributable to a gain of $9.5 million resulting from the renegotiation of fibre supply agreements with Chesapeake Corporation, and a gain of $4.3 million resulting from the sale of the land and buildings of the Company's Markham, Ontario converting plant, which was closed at the end of the year.

The key amendment to the supply agreements with Chesapeake pertains to the term of the agreements, which was reduced from 15 years to two years. The Company renegotiated the supply agreements in conjunction with the acquisition of two sawmills, a re-manufacturing facility and a chip mill owned by Chesapeake Corporation. This series of transactions contributed to reducing the cost of hardwood and softwood chips supplied to our paperboard mill located in West Point, Virginia. The Company believes that these transactions will help lower the mill's overall fibre cost in the future.

Operating results

In 1999, the Company reported $75.1 million in operating earnings, compared to operating earnings before restructuring charges of $11.4 million, and an operating loss of $1.5 million after restructuring charges in 1998. The positive variance of $63.7 million before restructuring charges can be summarized as follows:

1999-1998 Variance *(in millions of $)*

Positive (Negative)

	Mill	Converting	Other	Total
Net price realization on all products	33.7	13.7	–	47.4
Cost reduction	14.1	(7.8)	0.5	6.8
Volume increase	3.8	7.7	0.9	12.4
Foreign exchange opportunity loss	11.3	–	–	11.3
Selling and administration	(6.7)	(7.0)	3.0	(10.7)
Depreciation	(1.7)	(1.4)	(0.4)	(3.5)
	54.5	**5.2**	**4.0**	**63.7**

Interest expense

Interest expense amounted to $28.6 million in 1999 compared to $29.4 million in 1998. This $0.8 million decrease is attributable to lower interest costs on the Company's $224.3 million secured term loan. The effective interest rate under this term loan in 1999 was approximately 70 basis points lower than in 1998. The interest decrease was partially offset by a charge of $0.4 million resulting from

the prepayment of a debt due by a Company subsidiary to Abitibi-Consolidated. The level of debt outstanding in 1999 was higher than in 1998, due to the inclusion in December 1999 of Eastern Container's long-term debt following its acquisition. The impact of this additional indebtedness on the interest expense for 1999 was $0.3 million.

Provision for (Recovery of) income taxes

The $21.8 million income tax provision represents an effective tax rate of 36.2% in 1999, compared to an income tax recovery rate of 23.5% in 1998, which was affected by non-deductible items related to the translation into US$ of assets and liabilities denominated in CAN$.

1998 Compared to 1997

Operating results

Net sales increased by $201.5 million in 1998 compared to 1997. US assets acquired in May 1997 contributed to the full year in 1998 compared to seven months in 1997. Shipments at the West Point mill increased the Company's total primary shipments by 315,000 tons, while shipments of the 1997 acquired US converting plants increased the Company's total converting shipments by 890,000 MSF, increasing net sales by $108 million and $45 million respectively. The Milwaukee converting operation, started in the fourth quarter of 1997, also contributed approximately $19 million to the 1998 sales increase with shipments increasing by 527,000 MSF.

Our Canadian primary mills increased their shipments by approximately 55,000 tons, or 8.9%, due to operating efficiency improvements and continuous operation in 1998. This volume increase resulted in a net sales increase of $11.4 million. In 1997, the Matane and Thunder Bay mills took 28 days and 35 days of market related downtime, respectively.

In 1998, cost of sales increased by $155.9 million to a total of $665.1 million, compared to $509.2 million for the same period in 1997. Of this increase, $97 million is attributable to higher shipments of containerboard products, and $56 million is due to increased shipments at our converting facilities.

Manufacturing costs at our primary mills were lower than in 1997, mainly due to synergies, profitability improvement programs, and lower OCC costs. Increased productivity also contributed to lower fixed costs per ton, while lower prices on old corrugated containers (OCC) helped reduce variable costs.

The weakness of the Canadian dollar in 1998 reduced the primary mills' cash manufacturing costs denominated in CAN$ by $15.3 million, while $12.7 million in hedging opportunity loss reduced the benefits of the lower Canadian dollar.

Total manufacturing cost per ton decreased by 7.6% at the La Tuque mill, 15.9% at the Matane mill and 19.8% at the Thunder Bay mill. Costs fell by 1% at the West Point mill, despite the pulp machine shutdown in October of 1998.

As a result of higher costs for linerboard and corrugating medium, manufacturing costs at our converting facilities were higher in 1998 than in 1997. A number of initiatives were undertaken in 1998 to reduce converting costs, including the elimination of approximately 67 jobs and the reduction of waste which reduced costs by approximately $3 million.

Amortization expense increased by $15.9 million in 1998, when compared to 1997, mainly due to a full year amortization for the May 1997 acquired facilities.

Selling and administrative expenses increased to $51.9 million in 1998, from $42.6 million in 1997, mainly due to the full year operation of the facilities acquired in May 1997. Expressed as a percentage of net sales, these expenses decreased from 7.2% to 6.6%.

In 1998, the Company undertook a major restructuring at its West Point mill. A $12.9 million restructuring cost was incurred in 1998, but a significant portion of this amount will be paid out of the Company's pension plan assets over future years.

In 1998, the Company reported $11.4 million in operating earnings before restructuring charge and an operating loss of $1.5 million after restructuring charge, compared to an operating loss of $8.9 million in 1997. The positive variance of $20.3 million before restructuring charge can be summarized as follows:

1998-1997 Variance *(in millions of $)*

Positive (Negative)	Mill	Converting	Other	Total
Net price realization on all products	(3.5)	18.3	–	14.8
Cost reduction	30.3	(8.2)	(0.4)	21.7
Volume increase	19.1	2.0	1.6	22.7
Foreign exchange opportunity loss	(13.6)	–	–	(13.6)
Selling and administration	(0.7)	(11.4)	2.7	(9.4)
Depreciation	(14.7)	(0.9)	(0.3)	(15.9)
	16.9	**(0.2)**	**3.6**	**20.3**

The decrease in interest expense of $4.4 million is attributable to the 1997 write-off of $8.4 million of debt issue costs and lower interest costs. However, the level of debt outstanding in 1998 was higher than in 1997 due to the US asset acquisition, thereby reducing the impact of the items mentioned above.

The $7.1 million income tax recovery represents an effective tax rate of 23.5% in 1998, compared to 28.3% in 1997. This lower effective income tax rate in 1998 is attributable to non-deductible items related to the translation into US$ of assets and liabilities denominated in CAN$.

Financial condition and liquidity

In 1999, the Company's operating activities provided $145.0 million of cash compared to $35.4 million in 1998. The $109.6 million increase is the result of operating earnings

improvement, the unusual gain resulting from the fibre supply agreements renegotiation, a decrease in finished products inventory and an increase in the Company's accounts payable.

Investing activities

Investing activities amounted to $118.5 million in 1999 compared to $49.0 million in 1998. The increase of $69.5 million is attributable to higher capital expenditures of $7.9 million and to business acquisitions amounting to $70.4 million completed during the year. Net proceeds from disposal of property, plant and equipment was $9.1 million.

Business acquisitions of $70.4 million include the acquisitions of The Kimball Companies for $6.5 million, Castle Rock Container for $24.8 million, two sawmills, a chip mill and a lumber re-manufacturing facility for $13.8 million, and the acquisition of Eastern Container Corp. for $25.3 million. Eastern Container was acquired in two transactions. The first transaction occurred in January 1999, when the Company acquired an equity interest of 49% in Eastern for $9.6 million. The Company acquired the remaining 51% interest in Eastern in December 1999 for $10.9 million. The Company also invested in the working capital of Eastern during 1999, which increased the total cash consideration paid for Eastern to $25.3 million. These acquisitions are part of the Company's strategy to increase its integration level as well as to ensure high-quality and low-cost fibre supplies to its primary mills.

The $57.1 million capital expenditures included two major projects at the La Tuque mill amounting to $13.4 million. The first project, completed in January 2000, will allow the mill to produce, subject to market demand, approximately 50,000 tons of value-added coated white top linerboard while the second project involved the modernization of the fibre receiving and handling area. Capital expenditures also included an amount of $9.2 million invested in a value-added graphics sheet plant project and a sheet feeder project. The graphics sheet plant, GrafX Packaging Corp. located in Columbus, Ohio, began commercial operation in December 1999. The sheet feeding facility, located in Gilroy, California, will start commercial operation in the third quarter of 2000.

Proceeds from disposal of property, plant and equipment are mainly related to the sales of the land and buildings of the Company's Markham Ontario converting plant.

Capital Expenditures *(in millions of $)*

	1999	1998
Maintenance of business	**18.5**	19.0
Value-added projects	**35.2**	27.8
Environment	**3.4**	2.4
Total	**57.1**	49.2

Before business acquisitions, the Company invested $6.6 million less than its annual depreciation expense in 1999.

Financing activities

During the third quarter of 1999, the Company renegotiated certain financial covenants to allow for more borrowing flexibility under its CAN$200 million or US equivalent, 5-year term revolving facility. As part of this renegotiation, the Company cancelled its CAN$70 million or US equivalent, 7-year term facility.

Concurrent with the acquisition of the remaining 51% interest of Eastern and with the Company providing a guarantee to the lenders under Eastern's credit facility, Eastern's existing credit agreement was also renegotiated in order to have the covenants governing Eastern's US$24 million, 7-year term facility similar to those governing the Company's secured term loan. The principal amount of Eastern's term loan is payable as follows: 12.5% in 2000, 2001, 2002 and 2003, 16.7% in 2004 and 27.1% in 2005 on the original amount of US$24 million. The credit facility is secured by Eastern's assets, and is guaranteed by St. Laurent Paperboard Inc.

In connection with the acquisition of Eastern, a US$8 million note was issued as a balance of sale. The principal amount of the note payable will be repaid as follows: one third in each of the years 2000, 2001 and 2002. This note bears interest at a fixed rate of 8.25%, and a portion of this note ranks pari passu with the lenders under Eastern's 7-year term facility. St. Laurent Paperboard Inc. also guarantees this note.

The note due by a Company subsidiary to Abitibi-Consolidated was repaid in December 1999. The payment of CAN$5.0 million also included the purchase of Abitibi-Consolidated's economic interest in the subsidiary, which consisted of potential payments up to 2005, calculated as a percentage of the subsidiary's earnings before taxes.

As of the end of 1999, the Company had CAN$191 million available under its 5-year revolving facility, subject to meeting certain financial covenants.

Risk Management

Foreign exchange

The results of the Company are affected by the Canadian/US dollar exchange rate. Selling prices for over 80% of its Canadian shipments are denominated in US dollar, while most of the expenses are in Canadian dollars. Accordingly, an appreciation in the value of the Canadian dollar relative to the US dollar has the effect of increasing costs at the Canadian facilities.

To protect against the negative impact of a strengthening Canadian dollar on manufacturing costs, the Company purchases forward up to 50% of its Canadian dollar denominated costs for periods up to 48 months using a combination of options and forwards. During 1999, the weak Canadian dollar effectively reduced Canadian manufacturing costs, but the gain was partially offset by an opportunity loss on option and forward contracts.

As of December 31, 1999, the Company had entered into forward contracts to purchase CAN$295 million at an average rate of $US0.694.

(All amounts are expressed in United States ("US") dollars except where otherwise indicated.)

Commodity prices

The Company's results are also dependent on the prices it receives for its products. The prices for paperboard products are volatile and subject to fluctuations based on a number of economic factors. The Company maintains an active risk management program to mitigate the financial impacts of decreasing commodity prices. As of December 31, 1999, the Company had entered into swap agreements to sell 37,500 tons of corrugating medium and 18,000 tons of unbleached kraft linerboard. The Company also entered into swap agreement to buy 48,000 tons of old corrugated containers to protect against price increase. The Company's Board of Directors authorized commodity-trading activities, provided that total volume does not exceed 150,000 tons at any time.

Interest rate

The Company has approximately $245 million of debt outstanding at the end of the year that is based on short-term interest rates. Consequently, the Company is exposed to interest rate fluctuations and its results could be negatively impacted by interest rate increases. In order to reduce its exposure to interest rate fluctuations, the Company entered into interest swap agreements on a notional amount of $55 million at a rate of 5.97%. These agreements expire in 2003.

Year 2000

A successful and smooth transition into Year 2000 was achieved without any material disruption during the rollover period. The Company's cost to achieve Y2K compliance was $6.4 million, of which $2.9 million has been capitalized and $3.5 million has been expensed.

Earnings sensitivities

The Company's earnings are sensitive to fluctuations in commodity prices and, to a lesser extent, to exchange rate. Based on 1999 annual capacity, changes in prices and exchange rates affect earnings before and after tax as follows:

(in millions of $)	Before Tax	After Tax
Products – $50 selling price change		
White top	34	22
Kraft linerboard	15	10
Corrugating medium	22	14
Solid bleached board	6	4
	77	**50**
OCC – $10 purchase price change	**5**	**3**
Exchange rate – US$0.01 Canadian operations	**4.0**	**2.6**
Converting Selling price $1 per MSF	**7**	**4.5**

Information concerning forward-looking statements

Forward-looking statements include statements evaluating market and general economic conditions, outlook and uncertainties. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date thereof. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially.

Uncertainties and Outlook

General

The continuous focus on value-added products and on the increase of its level of integration should allow the Company to take advantage of the favourable market conditions. The Company has also made some strategic investments in 1999 that should increase its profitability in the coming years. In 2000, the Company will complete the restructuring initiatives undertaken at its West Point mill, which will also contribute to higher profitability. Moreover, we should see in 2000 the favourable impact of several partnership agreements negotiated by our Supply Management Team. The expected improvement in selling prices and the continued focus on cost reduction and value-added products will be the primary drivers of earnings improvement in 2000.

Market

Demand for containerboard is expected to remain steady, as North American economies continue to perform well. Asia's economic growth continues to improve, which should translate into higher export volume for North American producers. The Company expects that price increase announcements of $50 per ton for kraft linerboard and $60 per ton for corrugating medium for orders taken after February 1, 2000, should be fully implemented during the second quarter.

Acquisition by Smurfit-Stone Container Corporation

On February 23, 2000, Smurfit-Stone Container Corporation ("SSCC") and the Company entered into a pre-merger agreement pursuant to which SSCC has agreed to acquire all of the issued and outstanding shares of the Company for a per share consideration of $12.50 and one-half share of SSCC. In certain circumstances, including in the event that the Company receives a superior proposal and the Board of Directors of the Company withdraws its support for the SSCC offer, SSCC will be entitled to a $30 million break fee. Subject to obtaining shareholders and regulatory approvals, the SSCC transaction is scheduled to close towards the end of the second quarter.

Management Report

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with generally accepted accounting principles in Canada. The financial information contained elsewhere in the Annual Report is consistent with the consolidated financial statements.

Management maintains a system of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is accurate and reliable and that the Company's assets are adequately accounted for and safeguarded.

The Audit Committee, which is comprised of outside directors, meets regularly with management to discuss the adequacy of the system of internal controls and the integrity of the Company's financial reporting.

The consolidated financial statements have been reviewed by the Audit Committee prior to submission to the Board. The consolidated financial statements also have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who have full access to the Audit Committee with and without the presence of management to discuss the scope of their audit, the adequacy of the system of internal controls and the adequacy of financial reporting.

Jay J. Gurandiano
President and Chief Executive Officer

Richard Garneau
Senior Vice President and Chief Finance Officer

January 24, 2000

Auditors' Report

To The Shareholders of St. Laurent Paperboard Inc.

We have audited the consolidated balance sheets of St. Laurent Paperboard Inc. as at December 31, 1999 and 1998 and the consolidated statements of earnings (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with generally accepted accounting principles in Canada.

PricewaterhouseCoopers LLP
Chartered Accountants
Montreal, Canada

January 24, 2000, except as to Note 10b), which is as of February 25, 2000 and Note 20, which is as of February 23, 2000.

Consolidated Statement of Earnings (loss)

(in thousands of US dollars, except per share amounts)

Year ended December 31

	1999	1998	1997
	$	$	$
Sales	**986,819**	860,473	642,700
Cost of delivery	**71,022**	68,566	52,258
Net sales	**915,797**	791,907	590,442
Cost of sales	**711,030**	665,102	509,162
Amortization	**67,023**	63,508	47,621
Selling and administrative expenses	**62,651**	51,919	42,563
Restructuring charge *(Note 17)*	**–**	12,878	–
	840,704	793,407	599,346
Operating earnings (loss)	**75,093**	(1,500)	(8,904)
Interest expense, net *(Note 12)*	**28,609**	29,397	33,760
Other income, net *(Note 12)*	**(13,792)**	(497)	(213)
Earnings (loss) before income taxes	**60,276**	(30,400)	(42,451)
Provision for (recovery of) income taxes *(Note 13)*	**21,836**	(7,137)	(12,010)
Net earnings (loss) before non controlling interests	**38,440**	(23,263)	(30,441)
Non-controlling interests	**(103)**	–	–
Increase in equity component of convertible debentures, net of income taxes (1997 – $1,480)	**–**	–	(3,094)
Net earnings (loss) attributable to common shares	**38,337**	(23,263)	(33,535)
Net earnings (loss) per common share			
Basic	**0.78**	(0.47)	(0.98)
Fully diluted	**0.77**	([1])	([1])
Weighted average number of outstanding common shares (in thousands)	**49,328**	49,124	34,384

1 *Anti-dilutive*

Consolidated Statement of Retained Earnings

(in thousands of US dollars)

Year ended December 31

	1999	1998	1997
	$	$	$
Balance at beginning of year	**1,769**	25,032	58,567
Net earnings (loss) attributable to common shares	**38,337**	(23,263)	(33,535)
Balance at end of year	**40,106**	1,769	25,032

See notes to the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

(in thousands of US dollars)

Year ended December 31

	1999	1998	1997
	$	$	$
Cash provided by (used in)			
Operating activities			
Net earnings (loss)	38,337	(23,263)	(30,441)
Items not involving cash			
Amortization of property, plant and equipment, start-up and deferred costs and goodwill	67,023	63,508	47,621
Amortization and write-off of debt issue costs	1,438	1,422	9,538
Future income taxes	20,379	(8,163)	(13,560)
Gain on asset disposals	(5,094)	(235)	(235)
Other	(927)	(758)	(2,019)
Start-up and other deferred costs incurred	(2,199)	414	(2,267)
Pension expense, net of funding	3,242	9,358	1,129
Interest payments, net of expense	–	–	(4,795)
Non-controlling interests	103	–	–
	122,302	42,283	4,971
Change in non-cash working capital relating to operations			
Accounts receivable	(10,588)	11,913	(8,856)
Inventory	9,704	(1,942)	(11,846)
Prepaid expenses	226	(8,153)	(2,608)
Accounts payable and accrued liabilities	23,854	(8,825)	11,804
Income and other taxes payable	(538)	123	1,829
	22,658	(6,884)	(9,677)
Cash provided by (used in) operations	144,960	35,399	(4,706)
Investing activities			
Business acquisitions, including bank indebtedness assumed of $5,678 in 1997 *(Note 3)*	(70,415)	–	(506,353)
Additions to property, plant and equipment	(57,138)	(49,235)	(44,038)
Proceeds from disposals of property, plant and equipment	9,059	235	312
Cash used in investing activities	(118,494)	(49,000)	(550,079)
Financing activities			
Issuance of common shares, net of expenses	1,537	2,144	349,442
Redemption of common shares	–	(370)	–
Issuance of long-term debt	610	230,256	245,453
Repayment of long-term debt	(9,549)	(241,892)	(12,940)
Debt issue costs	(1,354)	(4,496)	(8,487)
Non controlling interests	700	–	–
Cash held in escrow	–	11,000	(11,000)
Cash provided by (used in) financing activities	(8,056)	(3,358)	562,468
Increase (decrease) in cash	18,410	(16,959)	7,683
Cash (indebtedness) at beginning of year	(3,519)	13,440	5,757
Cash (indebtedness) at end of year	14,891	(3,519)	13,440
Cash (indebtedness) consists of:			
Cash	9,125	–	3,689
Temporary investments	5,766	2,607	9,751
Bank indebtedness	–	(6,126)	–
	14,891	(3,519)	13,440

See notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

(in thousands of US dollars)

December 31

	1999	1998
	$	$
ASSETS		
Current assets		
Cash and temporary investments	14,891	2,607
Accounts receivable	124,279	95,895
Income and other taxes recoverable	4,792	4,870
Inventories *(Note 4)*	106,481	98,542
Prepaid expenses and other assets	13,984	13,832
	264,427	215,746
Property, plant and equipment *(Note 5)*	816,879	775,960
Future income taxes *(Note 13)*	–	8,437
Deferred charges and other assets *(Note 6)*	33,898	30,347
Goodwill, net of accumulated amortization of $3,991 (1998 – $2,777)	40,339	19,923
	1,155,543	1,050,413
LIABILITIES		
Current liabilities		
Bank indebtedness	–	6,126
Accounts payable and accrued liabilities	102,846	72,112
Current portion of long-term debt *(Note 7)*	47,397	5,975
	150,243	84,213
Long-term debt *(Note 7)*	338,206	356,455
Other liabilities *(Note 8)*	32,804	27,271
Future income taxes *(Note 13)*	18,305	6,363
Commitments and contingencies *(Note 10)*		
SHAREHOLDERS' EQUITY		
Common shares *(Note 9)*	573,471	571,934
Contributed surplus	2,408	2,408
Retained earnings	40,106	1,769
	615,985	576,111
	1,155,543	1,050,413

See notes to the Consolidated Financial Statements.

Approved by the Board of Directors,



Jay J. Gurandiano
Director



Raymond R. Pinard
Director

(All amounts are expressed in United States ("US") dollars except where otherwise indicated.)

1 Significant accounting policies

Nature of operations

The Company is a producer, supplier and converter of paperboard products. Its principal products are white top linerboard, brown linerboard, corrugating medium and solid bleached paperboard (foodboard and linerboard). The Company converts approximately one third of its paperboard capacity into corrugated boxes, point-of-purchase displays and other products. Its assets are located in the United States and Canada and the products are sold mostly in the United States and Canada.

Principles of consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. As described in Note 19, those principles differ in certain material respects from those that the Company would have followed had its financial statements been prepared in accordance with generally accepted accounting principles in the United States.

The consolidated financial statements include the accounts of the Company and all its subsidiary companies. All significant inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities shown on the balance sheet and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses on the statement of earnings during the reporting period. Actual results may differ from those estimates.

Foreign exchange and hedging activities

Non-monetary assets and liabilities of Canadian activities are translated into US dollars at historical exchange rates. As explained in Note 2, the historical rate for non-monetary items at December 31, 1996 is the rate in effect as at that date. Monetary assets and liabilities are translated from other currencies into US dollars at rates of exchange in effect at the date of the balance sheet. Exchange gains or losses on Canadian dollar denominated long-term debt are deferred and amortized over the expected life of the related debt using the straight-line method.

Revenues and expenses are translated at the average rate during the month in which the transaction took place, except amortization, which is translated at historical rates.

The Company currently manages its foreign exchange exposure to future expenses denominated in Canadian dollars through the use of forward contracts and options. Resulting gains and losses on contracts designated as hedges are recognized as part of the related Canadian transactions as they occur and, therefore, are included in the cost of sales.

The Company also manages its risk exposure to interest rate variations by entering into swap and option agreements. Payments made or received under these agreements are accounted for as adjustments to interest expense.

The Company also manages its commodities price exposures by entering into cash settled-swap agreements. Resulting gains and losses on contracts designated as hedges are recognized as part of the related transaction as they occur and, therefore, are included in sales or cost of sales, as applicable.

Temporary investments

Temporary investments are stated at the lower of cost and market value. They are composed of debt instruments with maturities of less than three months.

Inventories

Finished products are valued at the lower of average cost and net realizable value. Fibre, maintenance materials and operating supplies are valued at average cost. The average cost includes, where applicable, direct labor, manufacturing overhead expenses and amortization.

Property, plant and equipment

Property, plant and equipment are stated at cost, net of related investment tax credits. They are amortized over their estimated useful lives, which are approximately 20 years, using the unit of production method for manufacturing facilities and the straight-line method for converting facilities.

Timberlands are stated at cost and are managed on a sustained yield basis. Major roads are capitalized and amortized over their expected useful life. Amortization is recorded based on timber harvested.

During the construction period, interest is capitalized on major improvements and expansion projects. No amortization is charged on major improvements or expansion projects until construction is completed.

Environmental expenditures

Environmental expenditures related to current operations are expensed or capitalized as appropriate. Provisions are made for costs of anticipated remedial action when they can be reasonably estimated.

Other assets

Start-up costs, which include pre-production costs, incurred on significant construction and modernization projects are deferred until the projects are ready to commence commercial production and are then amortized over a period of five years. Debt issue expenses are deferred and amortized over the expected life of the related debt using the straight-line method.

Goodwill

Goodwill is recorded at cost less accumulated amortization. It is amortized over a 20-year period using the straight-line method. The Company assesses annually whether there has been a permanent impairment in the value of the unamortized portion of goodwill by determining whether projected undiscounted future cash flows from the related operations exceed the net book value of goodwill at the assessment date.

Pension costs and other post-retirement benefits

Pension costs are determined annually in consultation with independent actuaries and include current service costs, a provision for the amortization of prior service costs and settlement costs related to special events. The pension plans' surplus or deficit, after including the liabilities for past service, is amortized over the estimated average remaining service lives of the employees. The assets of the pension plans are invested in listed common stocks, fixed income securities and cash equivalents.

In addition to pension benefits, the Company provides limited life insurance, dental and health care benefits to eligible retired employees. The cost of providing these benefits is recognized on an accrual basis during the service years of these employees. The costs include also a provision for the amortization of prior service costs.

Long-term incentive plans

The Company recognizes compensation costs related to awards of restricted share units and stock options (see Note 9) when the shares are issued. The costs accounted for on the issuance date are based on the market value of the shares at that date.

Income taxes

The Company adopted in 1998 the new accounting rules for income taxes approved by the Canadian Institute of Chartered Accountants in September 1997. Under the new rules, the Company recognizes the amount of taxes payable or refundable for the current year and recognizes also the future income tax liabilities and assets related to the other assets and liabilities recognized in the balance sheet, using the current income tax rate. The impact of the change on 1998 net earnings was not significant. The change has not been applied retroactively since the impact was not significant on financial statements of prior years. The Company does not make provisions for income taxes on the undistributed earnings of foreign subsidiaries, part of which may be subject to certain taxes on distribution to the parent company as such income is reinvested in foreign operations. The amount of such undistributed earnings is not significant at December 31, 1999.

Earnings per common share

Earnings per common share are calculated using the weighted average number of common shares outstanding during the year. Fully diluted earnings per common share are calculated using the weighted average number of common shares outstanding during the year and assuming that all convertible debentures were converted to common shares at the beginning of their respective years, that all outstanding stock options and warrants were exercised from the beginning of the year, and that all shares, entitled to be received through the restricted share units, were issued also at the beginning of the year.

(All amounts are expressed in United States ("US") dollars except where otherwise indicated.)

2 Change in reporting currency in 1997

The consolidated financial statements of the Company were presented in Canadian dollars up to December 31, 1996. Until that date, the Canadian dollar was also considered the functional currency of the Company. With the major acquisition of U.S. assets made in May 1997 (see Note 3), substantially all the Company's revenues are received in US dollars and the Company's Canadian assets and expenses denominated in Canadian dollars represent less than half of the assets and expenses of the Company. For these reasons, the US dollar was adopted in 1997 as the Company's reporting and functional currency. The comparative financial information for 1996 is presented in US dollars in accordance with a translation of convenience method using the closing exchange rate at December 31, 1996 of US$0.73 for CAN$1.00. The translated amount for Canadian non-monetary items at December 31, 1996 became the historical basis for those items in 1997 and subsequently.

3 Business acquisitions

The Company completed the following business acquisitions:

On December 22, 1999, the Company acquired for cash consideration of $6.5 million all the assets of The Kimball Companies in East Longmeadow, Massachusetts. The Kimball Companies manufacture protective packaging including triplewall, foam, wood and corrugated products.

On January 29, 1999, the Company purchased a 49% interest in Eastern Container Corporation which operates converting facilities in Massachusetts and New Hampshire and, on November 30, 1999, the Company acquired the remaining 51% interest. The total cash consideration paid by the Company for this acquisition amounted to $25.3 million.

On July 30, 1999, the Company acquired from Chesapeake Corporation all the assets of the building products business, consisting of two softwood sawmills located in West Point, Virginia and Princess Anne, Maryland; a hardwood lumber re-processing facility located in Milford, Virginia; as well as a chip mill facility located in Pocomoke City, Maryland for cash consideration of $13.8 million.

On May 28, 1999, the Company acquired all the assets of Castle Rock Container Company, a custom manufacturer of high-quality corrugated packaging, point-of-purchase displays and communication kits, from Consolidated Papers Inc. located in Adams, Wisconsin for cash consideration of $24.8 million.

In 1998, there were no business acquisitions.

On May 23, 1997, the Company acquired from Chesapeake Corporation certain assets of its paperboard business consisting of a pulp and paper mill located in West Point, Virginia, four converting plants located in Richmond and Roanoke, Virginia, Baltimore, Maryland and North Tonawanda, New York, and other related assets for $498 million paid in cash. The acquisition was financed by the issuance of common shares and term loans.

In January 1997, the Company acquired for cash consideration of $2.9 million (CAN$3.9 million) all of the outstanding shares of Francobec Inc., a wood chipping facility located near La Tuque, Quebec.

The acquisitions have been accounted for using the purchase method and the results of operations therefrom are included in the consolidated statement of earnings of the Company from the respective acquisition dates. The initial investment in Eastern Container Corporation on January 29, 1999 was accounted for using the equity method up to December 1, 1999 when the remaining 51% was acquired.

The net assets acquired, at assigned values, are summarized as follows:

	1999	1997
(in thousands of dollars)	**$**	$
Current assets	**35,817**	79,610
Property, plant and equipment	**51,477**	457,121
Goodwill	**21,630**	702
Other assets	**2,429**	19,626
	111,353	557,059
Current liabilities	**(7,503)**	(32,080)
Other liabilities	**(33,435)**	(24,304)
	70,415	500,675

4 Inventories

	1999	1998
(in thousands of dollars)	**$**	$
Primary mills		
Fibre	**11,699**	11,058
Maintenance materials and operating supplies	**29,796**	29,910
Finished products	**10,013**	24,518
Converting plants		
Raw materials	**22,915**	14,107
Maintenance materials and operating supplies	**3,218**	3,639
Finished products	**18,461**	10,282
Lumber		
Fibre	**8,500**	4,921
Finished products	**1,879**	107
	106,481	98,542

5 Property, plant and equipment

1999	**Cost**	**Accumulated amortization**	**Net**
(in thousands of dollars)	**$**	**$**	**$**
Land	**12,334**	**–**	**12,334**
Timberlands and roads	**12,986**	**2,504**	**10,482**
Buildings and equipment	**995,460**	**201,397**	**794,063**
	1,020,780	**203,901**	**816,879**

1998	Cost	Accumulated amortization	Net
(in thousands of dollars)	$	$	$
Land	6,549	–	6,549
Timberlands and roads	12,990	2,058	10,932
Buildings and equipment	894,329	135,850	758,479
	913,868	137,908	775,960

Amortization expense for the year was $63,731 (1998 – $60,602; 1997 – $43,837).

6 Deferred charges and other assets

	1999	1998
(in thousands of dollars)	**$**	$
Deferred charges, net of accumulated amortization		
Start-up costs	**5,979**	5,626
Debt issue expenses	**6,005**	5,016
Foreign exchange loss on long-term debt	**1,527**	1,909
Other	**3,765**	2,107
Prepaid pension costs (Note 11)	**15,326**	14,279
Advances to officers and managers (Note 9)	**1,296**	1,410
	33,898	30,347

7 Long-term debt

	1999	1998
(in thousands of dollars)	**$**	$
Secured term loan	**224,250**	230,000
Senior secured notes		
– Series A, 8.80% (1998 – 8.17%)	**30,000**	30,000
– Series B, 9.04% (1998 – 8.41%)	**85,000**	85,000
– Series C, 9.42% (1998 – 8.79%)	**10,000**	10,000
Eastern Container Corporation term loan	**22,500**	–
Industrial development revenue bonds	**4,760**	4,880
Note payable	**8,000**	–
Note payable to Abitibi-Consolidated Inc. (1998 – CAN$3.7)	**–**	2,389
Other	**1,093**	161
	385,603	362,430
Less: Long-term debt due within one year	**47,397**	5,975
	338,206	356,455

Secured term loan

Under a credit agreement, the Company has a 7-year term facility with an original amount of $230 million, of which $224.3 million were outstanding at the end of 1999, and a CAN$200 million or US$ equivalent 5-year revolving facility, of which CAN$191 million were available at the end of the year, subject to meeting certain financial covenants. In the third quarter of 1999, a CAN$70 million or US$ equivalent, 7-year term facility available under this credit agreement was cancelled. The remaining principal amount of the secured term loan is payable as follows: 10% in 2000 and 2001, 17.5% in 2002, 20% in 2003, 2004 and 2005 on the original amount of US$230 million. The credit facilities bear interest at specified margins over the alternate base rate or LIBOR. The actual interest rate as of December 31, 1999 is 7.70% on the term facility (6.29% in 1998). The credit facilities are secured by all the assets of St. Laurent Paperboard Inc., St. Laurent Paperboard (U.S.) Inc. and their subsidiaries.

Senior secured notes

The US$125 million senior secured notes are secured by all the assets of St. Laurent Paperboard Inc., St. Laurent Paperboard (U.S.) Inc. and their subsidiaries and rank pari passu with the lenders under the credit agreement governing the secured term loan. The Series B senior notes carry the following principal repayment requirements: $18.3 million in 2000 and 2002 and $12.1 million in each of the years 2003 through 2006. The Series A and C senior notes are payable in 2002 and 2008 respectively. Subject to a make-whole provision, the notes are redeemable at any time.

Eastern Container Corporation ("Eastern") term loan

Concurrent with the acquisition of the remaining 51% of Eastern and with the Company providing a guarantee to the lenders, Eastern's existing credit agreement was renegotiated in order to have the covenants governing Eastern's US$24 million, 7-year term facility similar to those governing the Company's secured term loan. The principal amount of Eastern's term loan is payable as follows: 12.5% in 2000, 2001, 2002 and 2003, 16.7% in 2004 and 27.1% in 2005 on the original amount of US$24 million. This credit facility bears interest at a specified margin over prime rate or LIBOR. The actual interest rate as of December 31, 1999 is 7.92%. The credit facility is secured by all the assets of Eastern and is guaranteed by St. Laurent Paperboard Inc.

Industrial development revenue bonds

In connection with the construction of a sheet corrugating facility based in Milwaukee, Wisconsin by Innovative Packaging Corp., a subsidiary, tax-exempt variable rate industrial development revenue bonds were issued by this subsidiary in 1997 with a maturity of December 1, 2017. The bonds are secured by an irrevocable bank letter of credit governed by a credit facility, imposing certain financial covenants such as working capital and tangible net worth. The bonds are subject to redemption at the option of Innovative Packaging Corp., in whole or in part at any time, at par plus accrued interest. The actual interest rate as of December 31, 1999 is 5.65% (4.20% in 1998).

Note payable

In connection with the acquisition of Eastern, a US$8 million note was issued as a balance of sale. The principal amount of the note payable will be repaid as follows: one third in each of the years 2000, 2001 and 2002. This note bears interest at a fixed rate of 8.25% and a portion of this note ranks pari passu with the lenders under the Eastern Container Corporation term loan. This note is guaranteed by St. Laurent Paperboard Inc.

Covenants

Under the terms of its various debt agreements, the Company must meet certain financial covenants, including ratios with respect to leverage, tangible net worth and, under certain circumstances, interest coverage. In addition, the Company is subject to limitations with regard to the sale or disposal of assets. Specific rules and restrictions govern mergers and acquisitions.

The minimum annual installments on long-term debt for the next five years are as follows:

(in thousands of dollars)	$
2000	47,397
2001	29,152
2002	94,654
2003	61,245
2004	62,245

8 Other liabilities

	1999	1998
(in thousands of dollars)	**$**	$
Pension liability *(Note 11)*	**14,529**	10,659
Post-retirement benefit liability *(Note 11)*	**16,981**	15,312
Non-controlling interest	**921**	--
Other	**373**	1,300
	32,804	27,271

9 Common shares and contributed surplus

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, in each case without nominal or par value. The number of shares outstanding as at December 31, 1999 is 49,398,968 common shares (1998 – 49,244,696; 1997 – 49,034,871).

The changes in the number and stated value of the common shares of the Company are as follows, in thousands of dollars except the number of shares:

1999	Number of shares	Stated value
		$
Balance at beginning of year	**49,244,696**	**571,934**
Issued during the year		
Public offering *(i)*	**–**	**–**
Conversion of debentures *(ii)*	**–**	**–**
Managers' Share Purchase Plan *(iii)*	**–**	**–**
Employees' Share Purchase Plan *(iv)*	**136,925**	**1,360**
Directors' Stock Option and Share Purchase Plan *(v)*	**10,110**	**108**
Restricted share units matured	**7,237**	**69**
Options exercised	**–**	**–**
Buy-back of shares *(vi)*	**–**	**–**
Balance at end of year	**49,398,968**	**573,471**

1998	Number of shares	Stated value
		$
Balance at beginning of year	49,034,871	570,160
Issued during the year		
Public offering *(i)*	–	–
Conversion of debentures *(ii)*	–	–
Managers' Share Purchase Plan *(iii)*	9,289	107
Employees' Share Purchase Plan *(iv)*	202,129	1,647
Directors' Stock Option and Share Purchase Plan *(v)*	8,233	110
Restricted share units matured	13,960	144
Options exercised	14,814	136
Buy-back of shares *(vi)*	(38,600)	(370)
Balance at end of year	49,244,696	571,934

1997	Number of shares	Stated value
		$
Balance at beginning of year	13,314,298	90,111
Issued during the year		
Public offering *(i)*	24,420,000	352,894
Conversion of debentures *(ii)*	11,190,770	125,638
Managers' Share Purchase Plan *(iii)*	30,603	445
Employees' Share Purchase Plan *(iv)*	43,784	520
Directors' Stock Option and Share Purchase Plan *(v)*	6,060	98
Restricted share units matured	26,118	416
Options exercised	3,238	38
Buy-back of shares *(vi)*	–	–
Balance at end of year	49,034,871	570,160

(i) Net of issue costs of $10.2 million, which are net of taxes of $4.9 million.

(ii) Net of amortized issue costs of $1.1 million, which are net of taxes of $0.5 million. If the convertible debentures had been converted at the beginning of 1997, the loss per share figure for 1997 would have been $0.77.

(iii) Shares issued to eligible managers under the Managers' Share Purchase Plan were financed by interest-free loans provided by the Company. The Company has reserved a maximum of 300,000 shares for the purpose of the Plan. At December 31, 1999, there were 82,293 shares held by the Plan's participants (1998 – 92,269; 1997 – 91,201) with a market value of $1,096,966 (1998 – $646,806; 1997 – $1,172,845).

(iv) The Company has reserved a maximum of 500,000 shares for the purpose of the Employees' Share Purchase Plan. At December 31, 1999, there were 296,997 shares held by the Plan's participants (1998 – 267,366; 1997 – 64,853).

(v) The Company has reserved a maximum of 175,000 shares for the purpose of the Directors' Stock Option and Share Purchase Plan. At December 31, 1999, there were 32,098 shares issued and outstanding under the provisions of the Plan (1998 – 21,988; 1997 – 15,143).

(vi) Shares were purchased according to a normal course issuer bid that was approved in December 1997. The bid was for approximately 5% of the 49 million common shares issued and outstanding, subject to a maximum aggregate purchase price of CAN$40 million. The normal course issuer bid expired in December 1998.

The Company also issued shares to eligible officers under a Long-Term Incentive Plan which were financed by interest-free loans provided by the Company. At December 31, 1999, there were 44,004 (1998 – 44,004; 1997 – 52,234) shares issued and outstanding under this plan with a market value of $586,573 (1998 – $308,468; 1997 – $671,867).

The interest-free loans to eligible officers and managers are secured by the common shares issued under both plans and are repayable from proceeds on the sale of any shares purchased, by the application of any dividends declared and paid on such shares, and from 25% of any bonus paid to the eligible officer or manager and, as to any remainder, upon termination of employment.

Under the Long-Term Incentive and Managers' Share Purchase plans, at the time of issuance of common shares, the Company granted to each eligible officer and manager one restricted share unit ("RSU") for every two shares. Each RSU entitles the holder to receive one common share, at no cost, three years after its issuance. During the year, 7,237 RSUs (1998 – 13,960; 1997 – 26,118) matured and 1,731 were cancelled (1998 – 13,569; 1997 – 1,298).

In addition, the Long-Term Incentive Plan also includes a stock option component for its participants. The number of shares that may be issued pursuant to the exercise of options under the plan is limited to 1,031,684 common shares. The options can be exercised between one to five years after their respective date of grant for a period of ten years, at which time they expire.

Under the terms of the Directors' Stock Option and Share Purchase Plan, the options granted to directors can be exercised starting one year after their respective date of grant for a period of ten years, at which time they expire.

9 Common shares and contributed surplus (continued)

The changes in the number of stock options and RSUs of the Company are as follows:

1999

	Number of options	Weighted exercise price CAN$	Number of RSUs
		$	
Balance at beginning of year	**666,340**	**19.07**	**22,710**
Issued	**333,262**	**15.71**	**–**
Cancelled	**(67,228)**	**17.69**	**(1,731)**
Matured or exercised	**–**	**–**	**(7,237)**
Balance at end of year	**932,374**	**16.01**	**13,742**

1998

	Number of options	Weighted exercise price CAN$	Number of RSUs
		$	
Balance at beginning of year	594,359	18.88	45,595
Issued	163,769	19.25	4,644
Cancelled	(76,974)	19.10	(13,569)
Matured or exercised	(14,814)	13.50	(13,960)
Balance at end of year	666,340	19.07	22,710

1997

	Number of options	Weighted exercise price CAN$	Number of RSUs
		$	
Balance at beginning of year	448,234	17.22	58,328
Issued	173,396	22.86	15,300
Cancelled	(24,033)	16.12	(1,915)
Matured or exercised	(3,238)	16.70	(26,118)
Balance at end of year	594,359	18.88	45,595

The following table summarizes information concerning currently outstanding and exercisable stock options:

Range of exercise prices	Number outstanding	Average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$13.50 – $17.00	432,947	7.45 years	$15.00	134,189	$13.50
$17.00 – $21.00	313,785	6.52 years	$19.09	155,520	$19.09
$21.00 – $23.73	185,642	6.70 years	$22.99	65,464	$22.88
	932,374			**355,173**	

In addition to the options and the RSUs outstanding, the Company issued 380,000 warrants in the course of the acquisition of Eastern Container Corporation. The warrants awarded give the right to the owner to buy 380,000 common shares of the Company at CAN$10.95/share and the owner has until January 2002 to exercise those warrants.

10 Commitments and contingencies

a) At December 31, 1999, the Company had commitments for major capital expenditures under purchase orders and contracts amounting to approximately $13.5 million.

Minimum payments in US and Canadian dollars required under operating leases are as follows:

(in thousands of dollars)	US $	CAN $
2000	5,285	1,429
2001	4,794	897
2002	4,436	813
2003	3,496	776
2004	2,614	715
Subsequent years	5,282	1,405

Under the Asset Acquisition Agreement between the Company and Avenor Inc. in June 1994, Avenor Inc. (now Bowater Canada Inc.) has a right of first refusal for a period of 99 years regarding disposition of the Company's private timberlands of approximately 904,020 acres at the rate of 250 acres or more in any one transaction or series of related transactions. Should Bowater Canada Inc. refuse the transaction, it remains entitled to receive from the Company any amount in excess of CAN$25 per acre.

The Company is involved in various legal actions during the normal course of business. Management of the Company is of the opinion that the total amount of any potential liabilities for which provisions have not already been recorded is not expected to have a material adverse effect on the Company's financial position or its results.

b) On April 19, 1999, the U.S. Environmental Protection Agency ("EPA") and the Virginia Department of Environmental Quality ("DEQ") each issued a Notice of Violation ("NOV") under the Clean Air Act ("CAA") to the primary mill located in West Point, Virginia (the"Mill"), which was acquired from Chesapeake Corporation ("Chesapeake") in 1997. The Company is part of a group of pulp and paper companies that were served at the same period of time with NOVs by EPA for alleged violations of the Clean Air Act. In general, the NOVs allege that from 1984 to the present, the Mill installed certain equipment and modified certain production processes without obtaining required permits. In the 1997 Purchase Agreement, Chesapeake agreed to indemnify the Company for remediation work resulting from violations of applicable environmental laws (including the CAA) that existed at the Mill as of the date of the Purchase Agreement and as of the May 1997 closing date as to which Chesapeake had "knowledge" as defined in the Purchase Agreement. Chesapeake's maximum indemnification obligation to St. Laurent with respect to such matters is $50 million. While such costs cannot be estimated with certainty at this time, based on presently available information, the Company believes that the cost of remediation work, which represents capital expenditures comprising the engineering, procurement and construction work of Mill modifications (including the installation of air emission controls, etc.) associated with the NOVs may approximate $20 million.

In addition, a civil monetary penalty may be assessed by EPA and DEQ; however, the costs associated with any such penalty cannot be estimated at this time as the Company and Chesapeake are continuing discussions with EPA and DEQ with respect to such matters. Based upon discussions with EPA and DEQ to date, the Company believes that the total cost of remediation work associated with the NOVs and fines and penalties that may be imposed by EPA and DEQ will not exceed the maximum amount of Chesapeake's obligation. The Company and Chesapeake have agreed to appoint a third party to decide the scope and timing of future remediation work that is the subject of indemnification in the Purchase Agreement. The third party ruled on February 25, 2000 that said extension of the indemnification period has been extended to May 8, 2000, with the possibility of a further extension, on terms that may be determined by the third party. In the interim, the Company and Chesapeake, with the assistance of the third party, under certain conditions, shall work together in attempting to develop and implement a remediation plan, which will provide for a cost-effective resolution of the issues raised by the NOVs. The Company believes that Chesapeake has the financial ability to honor its indemnification obligation under the 1997 Purchase Agreement. The Company is cooperating with Chesapeake to analyze, respond to, and defend against the matters alleged in the NOVs. Based upon an initial review of the NOVs, the Company believes that it has substantial defenses against the alleged violations. The Company and Chesapeake are working with EPA and DEQ to address the matters that are the subject of the NOVs; however, the Company will vigorously defend itself against these allegations, if necessary.

(All amounts are expressed in United States ("US") dollars except where otherwise indicated.)

11 Employee pension costs and other post-retirement benefits

Pension costs

CANADIAN OPERATIONS

Defined Benefit Pension Plans

The Company has a registered pension plan (the St. Laurent Plan) which covers substantially all non-unionized employees. The St. Laurent Plan is a defined benefit plan integrated with the Canada/Quebec Pension Plan, and is funded through Company contributions.

Most of the unionized employees of the Company are covered by a registered defined benefit plan integrated with the Canada/Quebec Pension Plan, funded through Company and employee contributions. Employee contributions and pension benefits for unionized employees are established pursuant to the collective bargaining agreements in effect with their respective unions.

Defined Contribution Pension Plans

Certain unionized and non-unionized employees of the Company are covered by registered defined contribution pension plan.

Supplementary Executive Retirement Plan (the "SERP")

The Company also has a SERP pursuant to which additional pension benefits in excess of those that can be provided under St. Laurent Plans may become payable to certain executive officers qualified for participation under the SERP based on their position level.

UNITED STATES OPERATIONS

Defined Benefit Pension Plans

The U.S. companies currently maintain two non-contributory defined benefit retirement plans covering substantially all U.S. employees. The plan covering represented U.S. employees generally provides benefits of stated amounts for each year of service or a formula based on years of service and the employee's salary history. The plan covering U.S. salaried and non-represented hourly employees provides benefits of stated amounts for each year of service for most hourly employees and a formula based on years of service and the employee's salary history for salaried employees and certain hourly employees. Salaried employees and certain represented employees are also entitled to supplemental benefits based on service of more than ten years. The funding policy for the qualified plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act and the Internal Revenue Code. The U.S. companies also maintain certain non-qualified pension plans for executives which provide benefits that are based on targeted wage replacement percentages or provide other additional benefits. These non-qualified plans are unfunded.

401(k) Plans

The U.S. companies also maintain two 401(k) Plans covering substantially all U.S. employees. Participants are allowed to make voluntary employee contributions on a pre-tax basis which contributions are matched based on the employee's status and workplace.

The dates of the most recent actuarial valuations for the plans are December 31, 1997 for the Canadian plans and October 1, 1998 for the U.S. plans.

Contributions to the Company's pension plans are based on the actuarial recommendation for each plan and meet the funding requirements of the regulatory authorities.

Pension expense

Net pension expense for the defined benefit plans include the following components:

	1999	1998	1997
(in thousands of dollars)	**$**	$	$
Service costs – pension benefits earned during the year	**5,647**	4,809	3,069
Interest costs on projected benefit obligation	**18,754**	17,607	15,465
Actual return on pension fund assets	**(9,757)**	(21,733)	(20,543)
Net amortization, deferrals and others	**(9,222)**	2,756	4,937
Net pension expense	**5,422**	3,439	2,928

Funded status of the plans

1999

	For plans in which Assets exceed benefits earned	**For plans in which Benefits earned exceed assets**
(in thousands of dollars)	**$**	**$**
Plan assets at fair value	**63,955**	**172,737**
Projected benefit obligation	**51,998**	**195,176**
Plan assets in excess of (less than) projected benefit obligation	**11,957**	**(22,439)**
The above excess (deficiency) is comprised of amounts to be amortized over the expected average remaining service lives of plan members and to be reflected in future earnings, namely:		
Unamortized net gain (loss)	**(2,917)**	**15,736**
Net asset (obligation) as at June 1994, the implementation date of the current accounting policy	**–**	**480**
Prior service cost of retroactive benefits resulting from plan amendments since June 1994	**(452)**	**(24,126)**
	(3,369)	**(7,910)**
Prepaid pension cost (liability)	**15,326**	**(14,529)**
	11,957	**(22,439)**

1998

	For plans in which Assets exceed benefits earned	For plans in which Benefits earned exceed assets
(in thousands of dollars)	$	$
Plan assets at fair value	60,187	161,373
Projected benefit obligation	48,990	177,397
Plan assets in excess of (less than) projected benefit obligation	11,197	(16,024)
The above excess (deficiency) is comprised of amounts to be amortized over the expected average remaining service lives of plan members and to be reflected in future earnings, namely:		
Unamortized net gain (loss)	(3,082)	7,169
Net asset (obligation) as at June 1994, the implementation date of the current accounting policy	–	584
Prior service cost of retroactive benefits resulting from plan amendments since June 1994	–	(13,118)
	(3,082)	(5,365)
Prepaid pension cost (liability)	14,279	(10,659)
	11,197	(16,024)

The following assumptions were used for the Canadian and U.S. plans:

	1999		1998	
Average rate	**CAN**	**US**	CAN	US
Discount rate	**8.25%**	**7.50%**	8.75%	6.75%
Salary increase	**3.50%**	**4.75%**	3.50%	4.75%
Return on assets	**8.25%**	**9.25%**	8.75%	9.25%

11 Employee pension costs and other post-retirement benefits (continued)

Post-retirement benefits other than pensions

	1999	1998
(in thousands of dollars)	$	$
Costs of post-retirement benefits other than pensions:		
Service costs	962	690
Interest costs	1,350	1,252
Amortization of the transitional balance	131	131
Actuarial loss	4	–
Total	2,447	2,073
Funded status of plans:		
Accumulated obligation for post-retirement benefits other than pensions	19,444	18,740
Unrecognized transitional balance	1,622	1,653
Unrecognized net loss	841	1,775
Accrual for post-retirement benefits other than pensions	16,981	15,312
	19,444	18,740

The assumptions used to measure the obligation for post-retirement benefits other than pensions are as follows:

Average age discount rate	7.50%	
Health care cost trend rate	7.50% in 1999 trending down to a rate of 5% in 2003	
Effect of a 1% change in the health care cost trend rate on post-retirement benefits other than pensions:	– Cost	$0.1 million
	– Obligation	$0.9 million

Change in benefits obligation

	Pension benefits		Other post-retirement benefits	
	1999	1998	1999	1998
(in thousands of dollars)	$	$	$	$
Benefits obligation at beginning of year	226,387	212,045	18,740	16,754
Acquisition	5,811	–	1,014	–
Unrealized foreign exchange loss (gain)	9,111	(9,887)	131	(145)
Service costs	5,647	4,809	962	690
Interest costs	18,754	17,607	1,350	1,252
Plan participants' contributions	1,326	1,159	–	–
Amendments	12,032	4,140	–	–
Actuarial loss (gain)	(18,258)	5,216	(930)	1,054
Special termination benefits (*Note 17*)	–	8,233	–	–
Benefits paid	(13,636)	(16,935)	(1,823)	(865)
Benefits obligation at end of year	247,174	226,387	19,444	18,740

Change in plan assets

	Pension benefits	
	1999	1998
(in thousands of dollars)	$	$
Fair value of plan assets at beginning of year	221,560	221,460
Acquisition	5,224	–
Unrealized foreign exchange gain (loss)	8,601	(9,683)
Actual return on plan assets	9,757	21,733
Employer contribution	3,860	3,826
Plan participants' contributions	1,326	1,159
Gross benefits paid	(13,636)	(16,935)
Fair value of plan assets at end of year	236,692	221,560

12 Interest expense (income), net and other income

Interest expense (income), net

	1999	1998	1997
(in thousands of dollars)	$	$	$
Interest on long-term debt	27,019	28,252	25,635
Deferred debt issue expenses written off	–	–	8,426
Interest on debt component of convertible debentures	–	–	260
Interest income on temporary investments	(943)	(1,103)	(1,866)
Interest capitalized on major construction projects	–	–	(200)
Other	2,533	2,248	1,505
	28,609	29,397	33,760

Cash payments of interest totaled $27.6 million in 1999 (1998 – $27.1 million; 1997 – $28.4 million).

Other income (expense), net

	1999	1998	1997
(in thousands of dollars)	$	$	$
Gain resulting from the renegotiation of fibre supply agreements	9,500	–	–
Gain from asset disposals	5,094	235	235
Other	(802)	262	(22)
	13,792	497	213

13 Provision for (recovery of) income taxes

The composite of the applicable statutory corporate income tax rates in Canada is 39.7% (1998 – 39.3%; 1997 – 41.1%). The following is the reconciliation of income taxes calculated at the above composite statutory rate with the income tax provision:

	1999	1998	1997
(in thousands of dollars)	$	$	$
Earnings (loss) before income taxes	60,276	(30,400)	(42,451)
Income taxes (recovery) at the composite statutory rate	23,943	(11,946)	(17,458)
Manufacturing and processing deduction	(2,455)	624	2,655
Large corporations tax	926	714	1,310
Exchange translation items	(515)	3,277	1,054
Other items	(63)	194	429
	21,836	(7,137)	(12,010)

(All amounts are expressed in United States ("US") dollars except where otherwise indicated.)

13 Provision for (recovery of) income taxes (continued)

Payments for income and capital taxes in 1999 amounted to $2.9 million (1998 – payments of $2.5 million; 1997 – payments of $2.6 million).

The following summarizes the Company's income taxes on earnings of its Canadian and foreign operations:

	1999	1998	1997
(in thousands of dollars)	**$**	$	$
Canada			
Earnings (loss) before income taxes	**33,678**	(16,063)	(35,854)
Income taxes (recovery)			
Current	**913**	921	1,550
Future	**10,352**	(2,760)	(11,067)
	11,265	(1,839)	(9,517)
Net earnings (loss) before non controlling interests	**22,413**	(14,224)	(26,337)
Foreign			
Earnings (loss) before income taxes	**26,598**	(14,337)	(6,597)
Income taxes (recovery)			
Current	**544**	104	–
Future	**10,027**	(5,402)	(2,493)
	10,571	(5,298)	(2,493)
Net earnings (loss) before non controlling interests	**16,027**	(9,039)	(4,104)
Total			
Earnings (loss) before income taxes	**60,276**	(30,400)	(42,451)
Income taxes (recovery)			
Current	**1,457**	1,026	1,550
Future	**20,379**	(8,163)	(13,560)
	21,836	(7,137)	(12,010)
Net earnings (loss) before non controlling interests	**38,440**	(23,263)	(30,441)

Principal components of future income taxes are as follows:

	1999		1998	
	Canada	**United States**	Canada	United States
(in thousands of dollars)	**$**	**$**	$	$
Future income tax assets				
Operating loss carryforwards	**5,031**	**48,004**	10,423	37,870
Post retirement benefits	**–**	**7,107**	–	6,958
Shares issuance costs	**2,864**	**–**	4,170	–
Other deductible timing differences	**3,426**	**4,302**	2,128	4,467
	11,321	**59,413**	16,721	49,295
Future income tax liabilities				
Differences between tax bases and reported amounts of depreciable assets	**26,648**	**56,617**	21,174	36,548
Post retirement liabilities	**–**	**4,318**	–	4,246
Other taxable timing differences	**1,388**	**68**	1,910	64
	28,036	**61,003**	23,084	40,858
Net future income tax assets (liabilities)	**(16,715)**	**(1,590)**	(6,363)	8,437

The tax loss carryforwards expire as follows:

(in thousands of dollars)		$
2003	:	6,800
2004	:	7,400
2010	:	900
2011	:	2,300
2012	:	23,500
2018	:	71,800
2019	:	21,800
		134,500

14 Shareholder Rights Plan

The Company has a Shareholder Rights Plan which is designed to encourage the fair treatment of all shareholders in connection with any takeover bid for the Company. The Shareholder Rights Plan adopted in 1995 and subject to reconfirmation by the shareholders at every third annual meeting, has been renewed in 1998 and will expire on February 1, 2005.

The rights issued under the Shareholder Rights Plan become exercisable under certain specific events related to a potential takeover other than a permitted bid. Similar to most of the rights plans implemented in Canada, the Shareholder Rights Plan contemplates a permitted bid concept whereby a takeover bid will not trigger the rights if it meets specified conditions. Should a bid other than a permitted bid be carried out, each right would entitle a rights holder to purchase common shares of the Company at a 50% discount of the market price at the time.

15 Segmented information

The Company's primary activity is the production and marketing of paperboard and packaging products. The Company's manufacturing and converting facilities are located in Quebec and Ontario, Canada, and in New York, Maryland, Massachusetts, Ohio, North Carolina, Virginia, Wisconsin, South Carolina and New Hampshire, U.S.A. The operating activities are split into two major segments which are the paperboard production and marketing, and the converting operations.

Primary production includes white top and mottled white linerboard, solid bleached foodboard and linerboard, unbleached kraftliner board, and corrugating medium. Containerboard, consisting of linerboard and corrugating medium, is the principal raw material used in the manufacturing of corrugated containers. Integrated containerboard manufacturers exchange containerboard with other manufacturers to take advantage of freight costs, manufacturing efficiencies and to obtain grade they do not produce.

The Company owns and operates seventeen converting plants. The converting production consists mainly of corrugated containers, litho-labeled and direct-printed retail packaging, point-of-purchase displays, post-print, specialty packaging products, cupstock, baconboard and liquid packaging. The Company's converting plants consume the equivalent of approximately 37% of the Company's production. Accounting for segment profitability involves use of transfer prices that attempt to approximate current market value. Segment profit and assets have been measured in accordance with the Company's accounting policies.

15 Segmented information (continued)

1999	Primary mills	Converting	Woodlands, Solid Wood and unallocated amounts	Total
(in thousands of dollars)	$	$	$	$
Net sales to third parties	523,532	363,178	29,087	915,797
Inter-segment sales	90,240	–	–	90,240
Total	613,772	363,178	29,087	1,006,037
EBITDA (i)	117,476	21,845	2,795	142,116
Amortization	56,064	8,741	2,218	67,023
Operating earnings	61,412	13,104	577	75,093
Total assets	766,288	310,233	79,022	1,155,543
Additions to property, plant and equipment	37,251	18,556	1,331	57,138
Addition to goodwill	–	21,630	–	21,630

1998	Primary mills	Converting	Woodlands, Solid Wood and unallocated amounts	Total
(in thousands of dollars)	$	$	$	$
Net sales to third parties	478,104	296,038	17,765	791,907
Inter-segment sales	80,354	–	–	80,354
Total	558,458	296,038	17,765	872,261
EBITDA (i) before restructuring charge	61,300	15,206	(1,620)	74,886
Amortization	54,329	7,391	1,788	63,508
Operating earnings (loss) before restructuring charge	6,971	7,815	(3,408)	11,378
Total assets	809,947	181,532	58,934	1,050,413
Additions to property, plant and equipment	33,913	13,129	2,193	49,235
Addition to goodwill	–	–	–	–

1997	Primary mills	Converting	Woodlands, Solid Wood and unallocated amounts	Total
(in thousands of dollars)	$	$	$	$
Net sales to third parties	363,436	220,125	6,881	590,442
Inter-segment sales	64,727	–	–	64,727
Total	428,163	220,125	6,881	655,169
EBITDA (i)	29,812	14,432	(5,527)	38,717
Amortization	39,696	6,466	1,459	47,621
Operating earnings (loss)	(9,884)	7,966	(6,986)	(8,904)
Total assets	844,388	176,792	59,741	1,080,921
Additions to property, plant and equipment	21,388	19,113	3,537	44,038
Addition to goodwill	–	–	702	702

Starting in July 1998, corporate expenses were allocated to the primary mills and converting segments.

(i) EBITDA: earnings before interest, income taxes, depreciation and amortization.

The operations and assets of the Company by geographic area are as follows:

	1999	1998	1997
(in thousands of dollars)	$	$	$
Sales to third parties			
From Canada			
Within Canada	137,174	120,620	130,367
To the United States	208,086	151,903	125,206
Other	29,222	45,583	45,296
	374,482	318,106	300,869
From the United States	541,315	473,801	289,573
	915,797	791,907	590,442
Intercompany sales between geographic areas *(A)*			
From Canada	19,582	9,723	4,845
From the United States	1,215	2,078	1,092
	20,797	11,801	5,937
Operating earnings (loss)			
Canada	40,967	(4,213)	(22,975)
United States	34,126	2,713	14,071
	75,093	(1,500)	(8,904)
Total assets *(B)*			
Canada	438,551	441,710	468,865
United States	716,992	608,703	612,056
	1,155,543	1,050,413	1,080,921
Property, plant, equipment and goodwill			
Canada	325,249	320,371	316,170
United States	531,969	475,512	491,901
	857,218	795,883	808,071

(A) Intercompany sales reflect transfer prices at market value.

(B) Total assets are those which are directly used in geographic areas.

16 Financial instruments and risk management

Since substantially all of the Company's revenues are denominated in US dollars and a portion of the operating costs are incurred in Canadian dollars, the Company has a hedging program to manage its foreign exchange exposure on future purchases of services and products denominated in Canadian dollars. The Company does not use derivative financial instruments for trading or speculative purposes. At December 31, the Company had entered into various forward contracts and options for the purchase of Canadian dollars as follows (amounts in parentheses represent losses):

	1999			1998		
	Nominal amount	Average exchange rate US$/CAN$	Fair value	Nominal amount	Average exchange rate US$/CAN$	Fair value
(in thousands of dollars)						
	$	$	$	$	$	$
1999	–	–	–	77,000	0.7125	(7,422)
2000	108,000	0.6950	150	84,000	0.7001	(5,493)
2001	76,000	0.6920	919	56,000	0.7027	(3,776)
2002	21,000	0.6972	208	15,000	0.7068	(1,074)
	205,000		1,277	232,000		(17,765)

16 Financial instruments and risk management (continued)

The fair value of these forward contracts and options reflects the estimated amounts that the Company would receive or (pay) to terminate the contracts at the year-end date. The unrealized gains and losses on open contracts are equal to the fair value as indicated above.

Interest rate risk management

Cash and temporary investments bear interest at floating rates. Accounts receivable, accounts payable and accrued liabilities are non-interest bearing.

The Company enters into interest rate swap agreements to reduce exposure to interest rate fluctuations on its long-term debt. Payments made under these agreements are accounted for as adjustments to interest expense.

At December 31, 1999, the Company has entered into interest rate swap agreements with financial institutions to pay fixed rates on a notional amount of US$55 million at a rate of 5.97%. These agreements expire in 2003. The fair value of these financial instruments as of December 31, 1999 represents an unrealized gain of $1.5 million.

Selling prices risk management

The Company enters into cash-settled swap agreements with financial institutions to receive fixed prices on notional amounts of 26 lb. semichemical corrugating medium and 42 lb. unbleached kraftliner. At December 31, 1999, the Company had entered into swap agreements for 37,500 tons of corrugating medium and 18,000 tons of unbleached kraftliner. These agreements expire in 2000 and 2001. The fair value of these financial instruments as of December 31, 1999 represents an unrealized loss of $1.6 million.

Recycled fibre risk management

The Company enters into cash-settled swap agreements with financial institutions to pay fixed prices on notional amounts of old corrugated container. At December 31, 1999, the Company had entered into swap agreements for 48,000 tons of old corrugated container. These agreements expire in 2001. The fair market value of these instruments as of December 31, 1999 represents an unrealized loss of $0.3 million.

Credit risk management

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company's credit policies include the analysis of the financial position of its customers and the regular review of their credit limits. In some cases, the Company requires bank letters of credit or subscribes to credit insurance. The Company does not have significant exposure to any individual customer or counterpart and has not incurred significant bad debt expenses in the last three years.

The Company minimizes its credit exposure to counterparties in the derivative financial instrument transactions by entering into contracts only with highly rated financial institutions and by distributing the transactions among several selected financial institutions. Although the Company's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the derivative instruments should be offset by changes in the valuation of the underlying items being hedged.

Fair value of financial instruments

Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings using the present value of expected cash flows.

Short-term financial instruments included in the consolidated balance sheet are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments; these include cash and temporary investments, accounts receivable, bank indebtedness and accounts payable and accrued liabilities.

The fair value of the Company's other financial instruments and their carrying amount are as follows:

	1999		1998	
	Carrying amount	**Fair value**	Carrying amount	Fair value
(in thousands of dollars)	**$**	**$**	$	$
Secured term loan	**224,250**	**224,250**	230,000	230,000
Senior secured notes	**125,000**	**130,845**	125,000	135,588
Eastern Container Corporation term loan	**22,500**	**22,500**	–	–
Industrial development revenue bonds	**4,760**	**4,760**	4,880	4,880
Note payable	**8,000**	**8,000**	–	–
Note payable to Abitibi-Consolidated Inc.	**–**	**–**	2,389	2,389

17 Restructuring charge

In 1998, the Company completed a major restructuring of its West Point mill. As a result, the market pulp machine was permanently shut down as well as a chip mill. With this process, the Company has offered an enhanced early retirement package to a certain number of eligible employees, including severance payments and extended health benefits. The Company has renegotiated the expiry date of the collective agreement extending it from 2001 to 2008. The cost related to the restructuring was incurred in 1998.

18 Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not yet possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

(All amounts are expressed in United States ("US") dollars except where otherwise indicated.)

19 Reconciliation to United States generally accepted accounting principles (U.S. GAAP)

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which conform in all material respects with generally accepted accounting principles in the United States, except as set forth below.

A) Reconciliation of earnings and balance sheet to U.S. GAAP

Earnings adjustments

	1999	1998	1997
(in thousands of dollars)	**$**	$	$
Net earnings (loss) in accordance with Canadian GAAP	**38,337**	(23,263)	(30,441)
Adjustments:			
Pension expense *(1)*	**(933)**	(722)	(414)
Unrealized exchange loss on long-term debt *(2)*	**381**	237	527
Interest on equity component of convertible debentures *(3)*	**–**	–	(4,790)
RSU/stock options *(4)*	**(804)**	(798)	(785)
Future income taxes *(5)*	**–**	(394)	394
Deferred start-up costs *(6)*	**(455)**	2,180	(75)
Change in reporting currency *(7)*	**–**	–	(508)
Write-off of debt issue expenses *(9)*	**–**	–	8,426
Income tax impact of the above adjustments	**458**	(481)	(1,444)
	(1,353)	22	1,331
Net earnings (loss) in accordance with U.S. GAAP before extraordinary item	**36,984**	(23,241)	(29,110)
Extraordinary item (net of tax) write-off of debt issue expenses *(9)*	–	(5,645)	–
Net earnings (loss)	**36,984**	(28,886)	(29,110)
Net earnings (loss) per common share in accordance with U.S. GAAP before extraordinary item – basic	**0.75**	(0.47)	(0.85)
Extraordinary item (net of tax)	**–**	(0.12)	–
Net earnings (loss) per common share – basic	**0.75**	(0.59)	(0.85)
Net earnings (loss) per common share – fully diluted *(10)*	**0.75**	(0.59)	(0.85)

Statement of comprehensive income

	1999	1998	1997
(in thousands of dollars)	**$**	$	$
Net earning (loss)	**36,984**	(28,886)	(29,110)
Other comprehensive income, net of tax:			
Minimum pension liability	**1,882**	(1,995)	3,131
Comprehensive income (loss)	**38,866**	(30,881)	(25,979)

Consolidated balance sheet adjustments

	1999		1998	
	CAN. GAAP	**U.S. GAAP**	CAN. GAAP	U.S. GAAP
(in thousands of dollars)	**$**	**$**	$	$
Working capital	**114,184**	**114,184**	131,533	131,533
Property, plant and equipment	**816,879**	**816,879**	775,960	775,960
Future income taxes *(1,6)*	**–**	**–**	8,437	8,437
Other assets *(1,2,6,8)*	**74,237**	**77,051**	50,270	57,483
	1,005,300	**1,008,114**	966,200	973,413
Long-term debt	**338,206**	**338,206**	356,455	356,455
Future income taxes *(1,6)*	**18,305**	**16,018**	6,363	3,607
Other liabilities *(1)*	**32,804**	**46,528**	27,271	47,310
Shareholders' equity *(1,2,4,6,8)*	**615,985**	**607,362**	576,111	566,041
	1,005,300	**1,008,114**	966,200	973,413

(1) Accounting for pension costs under U.S. GAAP differs from Canadian GAAP principally with respect to the choice of the discount rate used to calculate the projected benefit obligation and to the valuation of assets and related effects on pension expense. In addition, under U.S. GAAP, the Company would have recorded an additional minimum liability for underfunded plans representing the excess of the accumulated benefit obligation over the pension plan assets, less the pension liability already recognized and the net unamortized prior service cost. Under U.S. GAAP, the additional minimum liability at December 31, 1999 of $12.1 million (1998 – $19.3 million) would be accounted for and offset by an intangible asset of $11.4 million (1998 – $15.9 million) and a component of accumulated other comprehensive income of $0.5 million (1998 – $2.3 million), net of a tax benefit of $0.2 million (1998 – $1.1 million).

(2) Unrealized exchange gains and losses arising on the translation, at exchange rates prevailing on the balance sheet date, of long-term debt repayable in a foreign currency are deferred and amortized over the remaining life of the related debt. Under U.S. GAAP, such exchange gains and losses are included in earnings.

(3) Under Canadian GAAP, the interest expense related to the debt component of the convertible debenture is charged to net earnings and the interest expense related to the equity component of the convertible debentures, net of income taxes, is charged to retained earnings. Under U.S. GAAP, the interest related to the principal amount of the convertible debentures is charged to earnings.

(4) Under U.S. GAAP, the Company had elected in 1995 to measure compensation costs related to awards of RSUs and stock options using the fair value based method of accounting as recommended under FASB Statement 123. The recognition provision has not been applied to awards granted in 1994. The fair value of options granted was estimated using the Black-Scholes options pricing model, taking into account an interest risk-free rate of 6% in 1999 (6% in 1998; 7% in 1997), an expected volatility of 25% and an expected life of four years. The weighted average grant date fair value of options granted during the year was $3.39: (1998 – $3.42 and 1997 – $5.28). The expected rate of cancellation of options and RSUs is estimated at 5% and 6.5% respectively per year. The cost related to the RSUs, which is amortized over a period of three years, is based on the market value of the Company's shares as of the grant date, which was $12.30 in 1998 (1997 – $15.08). The program was terminated in 1998. No RSUs were granted in 1999.

19 Reconciliation to United States generally accepted accounting principles (U.S. GAAP) (continued)

(5) Under Canadian GAAP, future income taxes were, until 1997, considered as non-monetary elements and were therefore translated into US dollars using historical exchange rates. Under U.S. GAAP, future income taxes were considered as monetary elements and were, therefore, translated into US dollars using the exchange rate in effect at the end of the year. In 1998, the Company adopted the new Canadian accounting for income taxes approved by CICA, which had the effect of considering future income taxes as monetary items; therefore, there is no difference in the measurement of future income taxes at the end of December 1998 and 1999.

(6) Under Canadian GAAP, start-up costs can be deferred and amortized. Under U.S. GAAP, such costs are charged to earnings as incurred.

(7) As mentioned in Note 2, the Company has adopted, in 1997, the US dollar as its reporting and functional currency. Under Canadian GAAP, prior years' financial statements are presented in US dollars in accordance with a translation of convenience method using the closing exchange rate at December 31, 1996 of US$0.73 per CAN$1.00. Under U.S. GAAP, prior years' financial statements are translated according to the current rate method using the year-end rate or the rate in effect at the transaction dates, as appropriate.

(8) Under U.S. GAAP, advances to officers and managers for the purchase of shares of the Company must be deducted from shareholders' equity.

(9) Under U.S. GAAP, the write-off (Note 12) of unamortized debt issue expense was recognized when the debt was extinguished in 1998.

(10) Under U.S. GAAP, the effect of potential conversion is calculated using the treasury stock method for options and warrants. Under the treasury stock method, earnings per share are calculated as if options and warrants were exercised at the beginning of the year and as if the funds were used to purchase the Company's stock in the market. Under Canadian GAAP, the funds theoretically received on conversion are assumed to earn an appropriate rate of return.

B) Supplementary disclosures under U.S. GAAP

1. Accounts receivable

	1999	1998
(in thousands of dollars)	$	$
Trade receivable	112,380	94,189
Other	13,038	2,856
	125,418	97,045
Less: Allowance for doubtful accounts	(1,139)	(1,150)
	124,279	95,895

2. Accounts payable and accrued charges

	1999	1998
Trade payable	67,781	41,136
Accrued vacation pay and payroll deduction	13,387	9,068
Other	21,678	21,908
	102,846	72,112

3. Operating leases

Operating lease expenses amounted to $7.4 million in 1999 (1998 – $6.6 million; 1997 – $4.7 million).

4. Supplementary information to consolidated statement of cash flows

Under US GAAP, bank indebtedness is considered as a financing activity and is reported as such in the statement of cash flows.

5. Pro forma statement of earnings data (unaudited)

The following unaudited pro forma statement of earnings data assume that the acquisitions discussed in Note 3 occurred as at January 1, 1998. The unaudited pro forma statement of earnings data were prepared based upon the historical consolidated statements of earnings of the Company for the years ended December 31, 1999 and 1998, on the statements of earnings of the businesses acquired for the year ended December 31, 1998 and for the period from January 1, 1999 to the date of their respective acquisition. The statements of earnings of the businesses acquired have been adjusted to bring accounting policies for amortization of property, plant and equipment and inventory valuation in line with those of the Company. The unaudited pro forma data are not necessarily indicative of the combined results of operations of the Company and the businesses acquired that would have resulted had the transactions occurred on the date previously indicated, nor is it necessarily indicative of future operating results of the Company.

Pro forma statement of earnings data

	1999	1998
(in thousands of dollar, except per share amounts)	$	$
Net sales	1,049,161	950,830
Net earnings (loss)	39,475	(26,213)
Net earnings (loss) per share	0.80	(0.53)

6. Pending accounting standard

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which standardized the accounting for all derivatives. This standard will be effective for fiscal years beginning after June 15, 2000. Management has not yet determined the impact of this new Standard.

In March 1999, the Canadian Institute of Chartered Accountants ("CICA") released new accounting rules regarding employee future benefits under section 3461 of the CICA Handbook. The new accounting standards will be applicable in fiscal year 2000. Management has not yet determined if the new rules will be applied retroactively or prospectively as permitted under section 3461. If the new rules are applied retroactively, the benefit liability will increase by approximately $31 million and retained earnings will decrease by approximately $21 million net of income taxes.

20 Subsequent event

On February 23, 2000, Smurfit-Stone Container Corporation ("SSCC") and the Company entered into a pre-merger agreement pursuant to which SSCC has agreed to acquire all of the issued and outstanding shares of the Company for a per share consideration of $12.50 and one-half share of SSCC. In certain circumstances, including in the event that the Company receives a superior proposal and the Board of Directors of the Company withdraws its support for the SSCC offer, SSCC will be entitled to a $30 million break fee. Subject to obtaining shareholders and regulatory approvals, the SSCC transaction is scheduled to close towards the end of the second quarter.

21 Comparative amounts

Certain comparative amounts have been restated to comply with the current year's presentation.

(in thousands of US dollars, except for amounts per share)

	1999	1998	1997	1996	1995	1994
	$	$	$	$	$	$
Financial Results						
Net sales	**915,797**	791,907	590,442	309,280	326,090	159,089
Cost of sales	**711,030**	665,102	509,162	258,826	215,732	121,717
Operating earnings (loss)	**75,093**	(1,500)	(8,904)	5,327	81,168	19,902
Net earnings (loss) attributable to common shares	**38,337**	(23,263)	(33,535)	(5,400)	52,764	11,203
Cash provided by (used in) operations	**144,960**	35,399	(4,706)	(29,223)	81,635	34,755
Financial Position						
Total assets	**1,155,543**	1,050,413	1,080,921	488,031	373,867	282,752
Long-term debt	**338,206**	356,455	368,543	139,353	7,368	13,617
Shareholders' equity	**615,985**	576,111	597,600	273,274	269,122	207,451
Investing Activities						
Business Acquisitions	**(70,415)**	–	(506,353)	(52,955)	–	(143,064)
Additions to property, plant and equipment	**(57,138)**	(49,235)	(44,038)	(48,182)	(157,433)	(25,867)
Ratio						
Debt-to-total-capitalization ratio	**38%**	39%	37%	34%	6%	N/A
Per Common Share						
Net earnings (loss)	**0.78**	(0.47)	(0.98)	(0.41)	3.99	0.86
Cash provided by (used in) operations	**2.94**	0.72	(0.14)	(2.20)	6.18	2.64
Year-end book value	**12.49**	11.73	12.19	20.53	20.32	15.74
Weighted average number of outstanding common shares (in thousands)	**49,328**	49,124	34,384	13,282	13,212	13,167

AOX (adsorbable organic halides): Measurement of a mixture of chlorinated compounds in the water effluent produced at bleaching plants.

Bacon board: Single-ply or laminated grease-resistant board used to wrap bacon or other fatty-type meats.

Basis weight: Measure of paper thickness and weight per unit area of paperboard, for example, grams per square metre or pounds per thousand square feet.

BOD (biochemical oxygen demand): Method of determining the effect of organic material in effluent on receiving waters, by measuring the consumption of oxygen. Oxygen is required by aquatic life.

Closed-loop effluent system: System allowing the re-use and recycling of process water. The suspended and biological solids are either recycled internally or disposed of by landfill or incineration.

Containerboard: Combination of linerboard and corrugating medium used primarily in the manufacture of corrugated containers.

Corrugating medium: Sheet manufactured primarily from hardwood chips or recycled paperboard used as the middle layer of corrugated sheets.

Effluent: Residue-bearing water from manufacturing processes discharged into bodies of water.

Featherweight: Corrugating medium of very small weight-to-bulk ratio, ranging from 10 to 17 lb/msf, used increasingly in the microfluted packaging markets.

Fluting: A series of connected arches or ripples in a corrugating medium sheet that provide rigidity and strength.

GrafXflüt™: One of the thinnest and lightest corrugated substrates in the world, it provides significantly improved strength-to-weight ratios.

Hectare: 10,000 square metres or 2.471 acres.

Incidence rate: Measure of safety performance based on injuries with lost time and appropriate work. A 2.0 incidence rate means that no more than 2% of workers had such injuries during the year.

Liquid packaging board: Coated board used for the packaging of liquid foods, such as milk or juice.

Linerboard: Type of paperboard used to line or face both sides of a corrugated sheet and generally made of kraft pulp or recycled pulp.

Market pulp: Portion of pulp production available for sale.

Metric tonne: Unit of measure corresponding to 1.1023 short ton.

Microfluting: Process producing rippled middle layers of corrugated board of small caliper, generally D, E, F and N-Flutes.

MSF: Thousands of square feet.

NSSC: Neutral-sulfite, semi-chemical pulp produced by cooking in a neutral sulfite solution.

Paperboard: Grades of paper used in the manufacture of corrugated containers, boxes and cartons.

Printability: Measure of the ease with which paperboard can be printed to high quality standards with the least amount of spoilage.

Short ton: Unit of measure equal to 1.1023 metric ton.

Solid bleached foodboard: Boxboard made from white bleached sulfate pulp and used in coated or uncoated form to manufacture containers for the food service industry, such as milk cartons, ice-cream cartons and paper cups.

Solid bleached linerboard: Linerboard produced exclusively from bleached sulfate pulp.

Shareholder value added (SVA): Financial assessment and management tool that compares the cash earnings of a business to the cash investment required to produce these earnings. It is calculated by taking the net operating profit after taxes (NOPAT) and subtracting from it the cost of capital employed, obtained by multiplying the capital employed by the required rate of return.

TRS (total reduced sulphur): Sulphur compounds produced in the kraft pulping process which are then emitted in a vapour, often associated with odours.

TSS (total suspended solids): Finely dispersed solid material in effluents; low concentrations are desirable.

White top linerboard: Linerboard which combines a layer of unbleached pulp and a layer of bleached pulp, making it brown on one side and white on the other. The layers are not glued together but are formed on the paper machine during the forming process. White top linerboard has varying degrees of whiteness on the white side and is sometimes mottled on the white side. In the United States, white top linerboard is generally referred to as mottled linerboard.

Yield: Calculation of the efficiency of a production process expressed as a ratio of the product produced divided by the amount of incoming raw material. A yield of 50% indicates that only one half of the raw material becomes part of the final product.

The Board of Directors of the Company believes that sound corporate governance practices are important and the Board has been proactive in adopting effective corporate governance practices. In July 1995, the Corporate Governance and Nominating Committee was established with responsibility for the review on a continuing basis of the operation of the Board of Directors and fulfilment of its legal duties, in the context of the Corporate Governance Guidelines of The Toronto Stock Exchange.

A description of the Company's corporate governance practices is set out in matrix form herewith included below. This disclosure statement has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board of Directors. The Company is aligned with the guidelines adopted by The Toronto Stock Exchange.

St. Laurent Paperboard Inc. Alignment with Corporate Governance Guidelines

Corporate Governance Guideline	Does the Company Align?	Comments
1. Board should explicitly assume responsibility for stewardship of the Company, and specifically for:	Yes	The Board recognizes that, under the law, it is responsible for the stewardship of the Company, meaning that it oversees the conduct of the Company's business and supervises the executive management of the Company which is responsible for the conduct of the business.
a. adoption of a strategic planning process	Yes	The Board's duties include review and approval of a long-term strategic plan, the annual budget and capital plan, which are prepared by management.
b. identification of principal risks,and implementing risk managing systems	Yes	The Board's duties include the review of overall business risks and of the Company's practices and policies for dealing with these risks. The Environment, Health and Safety Committee of the Board of Directors is charged with assessing the major areas of environmental risks and potential liability in the Company's activities. It reviews the Company's environmental compliance, prevention programs and performance. In addition, this Committee is charged with reviewing the Company's compliance and prevention programs in connection with workplace health and safety.
c. succession planning and monitoring senior management	Yes	The Board determines matters of corporate policy, assesses management's execution of these policies and reviews the results obtained. The Human Resources, Management Development and Compensation Committee's mandate includes reviewing the Company's succession planning for senior officers.
d. communications policy	Yes	The Board has adopted a corporate communications policy. The Company has a shareholder relations process to respond to shareholder questions and concerns. All communications from shareholders are referred to the appropriate corporate officer for response, consideration or action. Management promptly advises the Board, if any significant issues are raised by shareholders. In addition, the Company communicates with its shareholders, securities analysts and the media regularly on developments in its business and results, through the annual report, quarterly financial statements and reports to shareholders, press releases and material change reports, when needed.
e. integrity of internal control and management information systems	Yes	The Board's duties include the assessment of the integrity of the Company's internal controls and information systems.

Corporate Governance Guideline	Does the Company Align?	Comments
2. Majority of directors should be "unrelated" (independent of management and free from conflicting interest) to the Company and the Company's significant shareholder, if any	Yes	The Company has no "significant shareholder", within the meaning of the Guidelines. The Board of Directors is composed of ten members, of which J.J. Gurandiano, J.O. Low and J. Turmel are the only members who are related. The Board of Directors believes that, except for those three members, all of its current Board members are "unrelated".
3. Disclose for each director whether he is related, and how that conclusion was reached	Yes	J.J. Gurandiano — related - is President and CEO of the Company J.O. Low — related - is a managing director of one of the Company's investment bankers J. Turmel — related - is a senior executive of one of the Company's bankers R.R. Pinard — unrelated B.S. Halsey — unrelated R. Lacroix — unrelated J. LeBoutillier — unrelated G.F. Michals — unrelated E.J. Rice — unrelated J.H. Wright — unrelated
4. a. Appoint a Committee of directors responsible for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis	Yes	The mandate of the Corporate Governance and Nominating Committee includes evaluating, considering and making representations to the Board of Directors with respect to candidates for nomination as new Board members and evaluating and recommending nominees for all committees of the Board of Directors. The Committee evaluates periodically the overall performance of the Board of Directors and the performance of the individual directors.
b. Composed exclusively of outside (non-management) directors, the majority of whom are unrelated	Yes	The Corporate Governance and Nominating Committee is composed of three outside directors, two of whom are unrelated, and of the President and Chief Executive Officer of the Company who serves as an "ex officio", non-voting member, except for those meetings of the Committee organized by the Chairman of the Committee for the outside directors only.
5. Implement a process for assessing the effectiveness of the Board, its Committees and individual directors	Yes	The Corporate Governance and Nominating Committee of the Board of Directors evaluates periodically the overall performance of the Board of Directors and the performance of the individual directors.
6. Provide orientation and education programs for new directors	Yes	The Corporate Governance and Nominating Committee of the Board of Directors has adopted an orientation and education program for new directors consisting of formal presentations on the Company and the industry in which it operates and a tour of certain of the Company's facilities.

Corporate Governance Guideline	Does the Company Align?	Comments
7. Consider reducing size of Board, with a view to improving effectiveness	Yes	The Board of Directors of the Company has considered this issue and is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board as a decision-making body.
8. Board should review compensation of directors in light of risks and responsibilities	Yes	The Human Resources, Management Development and Compensation Committee of the Board of Directors reviews annually compensation policies for outside directors and members of committees of the Board who are outside directors.
9. Committees of the Board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors	Yes	The Audit Committee is composed of four outside directors, three of whom are unrelated and one of whom is related. The Human Resources, Management Development and Compensation Committee is composed of four outside directors, three of whom are unrelated, and of the President and CEO of the Company who serves as an "ex officio", non-voting member, providing advice and counsel to the Committee except when matters pertaining to his office are discussed. This Committee reviews the total compensation, and the performance of the officers appointed by the Board, as well as the Company's succession planning for senior officers. The Pension Fund Review Committee is composed of four outside directors, three of whom are unrelated and one of whom is related. This Committee assists the Board of Directors in carrying out its responsibilities with respect to the various pension funds of the Company. More particularly, this Committee makes recommendations to the Board with respect to the appointment of outside professional advisors, including pension fund managers and actuaries, for the various pension funds of the Company. As well, this Committee advises the Board on appropriate investment guidelines for the pension funds of the Company and receives and analyses reports as to conformity of various portfolios with such guidelines. The Environment, Health and Safety Committee is composed of three outside unrelated directors and of the President and CEO of the Company who serves as an "ex officio" member of this Committee. The Corporate Governance and Nominating Committee is composed of three outside directors, two of whom are unrelated, and of the President and CEO of the Company who serves as an "ex officio", non-voting member, except for those meetings of the Committee organized by the Chairman of the Committee for the outside directors only.
10. Board should expressly assume responsibility for, or assign to a committee the general responsibility for, approach to corporate governance issues	Yes	The Corporate Governance and Nominating Committee of the Board of Directors is responsible for developing and monitoring the Company's approach to governance issues and for the Company's response to the TSE's governance guidelines.

Corporate Governance Guideline	Does the Company Align?	Comments
11. a. Define limits to management's responsibilities by developing mandates for:	Yes	In general, all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations require prior approval of the Board or of a Board committee to which approval authority has been delegated by the Board. In particular, the Board approves the appointment of all executive officers, the long-term strategic plan, the annual budget and capital plan and individual capital expenditures in excess of $1.5 million.
(i) the Board	Yes	Performance by the Company against the plans described hereinafter is reviewed quarterly by the Board of Directors and the performance of the President and Chief Executive Officer, and management, is assessed against the achievement of these plans.
(ii) the CEO	Yes	The President and Chief Executive Officer, with the rest of management placed under his direct supervision, is charged with the implementation of the long-term strategic plan, and of the annual budget and capital plan which are prepared by management and reviewed and approved by the Board of Directors.
b. Board should approve CEO's corporate objectives	Yes	The said long-term strategic plan, annual budget, capital plan as well as the CEO's key performance factors are approved by the Board of Directors.
12. Establish procedures to enable the Board to function independently of management	Yes	The Board of Directors of the Company has a separate, non-executive Chairman and only one director out of ten is management-related. At meetings of the Board of Directors and Board committees, the opportunity is given to outside directors to meet independently without any representative of management being present.
13. a. Establish an Audit Committee with a specifically defined mandate	Yes	The Audit Committee is charged by the Board of Directors with the review of the annual and quarterly financial statements of the Company, as well as management's discussion and analysis before their approval by the Board of Directors and their dissemination to shareholders. The Committee also monitors the effectiveness of the internal control procedures and information systems of the Company through *private* discussions with personnel of the Company and the internal and outside auditors of the Company.
b. all members should be non-management directors	Yes	The Audit Committee is composed of four non-management directors.
14. Implement a system to enable individual directors to engage outside advisers, at the Company's expense	Yes	The Board of Directors has a policy which enables directors to engage their own independent advisors at the expense of the Company in appropriate circumstances. Any such engagement is subject to the approval of the Corporate Governance and Nominating Committee and requires advice to senior management of any such action.

Directors

Jay J. Gurandiano (1) (3) (5)
President and
Chief Executive Officer
St. Laurent Paperboard Inc.

Brenton S. Halsey (1) (3)
Chairman Emeritus
Fort James Corporation

Robert Lacroix (2) (3)
Rector
Université de Montréal

John LeBoutillier (1) (5)
President and
Chief Executive Officer
Iron Ore Company of Canada

Josiah O. Low III (2) (5)
Managing Director
Donaldson, Lufkin & Jenrette
Securities Corporation

George F. Michals (2) (4)
President
Baymont Capital Resources Inc.

Raymond R. Pinard (1) (5)
Chairman of the Board
St. Laurent Paperboard Inc.

E.J. (Woody) Rice (3) (4)
Vice President
Institute of Paper Science
and Technology

Jean Turmel (1) (4)
President
Financial Markets,
Treasury and Investment Bank
National Bank of Canada

Joseph H. Wright (2) (4)
Managing Partner
Crosbie & Company Ltd.

(1) Member of the Human Resources, Management Development and Compensation Committee
(2) Member of the Pension Fund Review Committee
(3) Member of the Environment, Health and Safety Committee
(4) Member of the Audit Committee
(5) Member of the Corporate Governance and Nominating Committee

Officers

Marion Allaire
Vice President
Administration and Secretary

Alain Boivin
Senior Vice President
Containerboard Operations

Pierre Bourdages
Senior Vice President
Fibre

Denis Charlebois
Senior Vice President
Human Resources

Luc Dufour
Corporate Controller

Richard L. Ellis
Vice President
Technology & Research

Richard Garneau
Senior Vice President and
Chief Financial Officer

Robert J. Geib
Senior Vice President
Packaging

Ronald J. Glick
Senior Vice President
Containerboard
Sales & Marketing

Jay J. Gurandiano
President and
Chief Executive Officer

Dean Jones
Assistant Secretary

John F. Kiley
Senior Vice President and
Chief Operating Officer
E-Commerce

Hélène St-Pierre
Treasurer

J. Bert Wayland
Vice President and
Chief Information Officer

General Information for Shareholders and Investors

Common Shares
Toronto Stock Exchange Trading Symbol: SPI
New York Stock Exchange Trading Symbol: SLW
Outstanding shares as at December 31, 1999: 49,398,968

Annual Meeting
May 4, 2000, 11.00 a.m.
Les Salles du Gesù
1200, de Bleury Street
Montreal, Quebec

Transfer Agent
Montreal Trust Company
Montreal, Toronto, Calgary, Vancouver and Halifax

Auditors
PricewaterhouseCoopers Chartered Accountants
1250 René-Lévesque Blvd. West
Suite 3500
Montreal, Quebec
H3B 2G4

Investor Relations
Richard Garneau
Senior Vice President and Chief Financial Officer
Tel.: (514) 861-5102
Fax: (514) 861-2208

Disclosure Documents
For copies of the Annual Information Form,
Annual Report or Quarterly Reports, please contact:

Communications Department
630 René-Lévesque Blvd. West
Suite 3000
Montreal, Quebec
H3B 5C7
Tel.: (514) 861-4011 extension 234
Fax: (514) 861-7003

Version française
Pour obtenir la version française de ce rapport,
veuillez vous adresser au :

Service des communications
630, boul. René-Lévesque Ouest
Bureau 3000
Montréal (Québec)
H3B 5C7
Tél. : (514) 861-4011 poste 234
Téléc. : (514) 861-7003

Head Office
St. Laurent Paperboard Inc.
630 René-Lévesque Blvd. West
Suite 3000
Montreal, Quebec
H3B 5C7
Tel.: (514) 861-2204
Fax: (514) 861-2208

www.stlaurent.com

St. Laurent Paperboard Inc.

Printed in Canada
Desjardins Design Marketing